UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 22 June 2006 – 14 August 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Fourth Quarter Result to 30 June 2006

1.1	Condensed Accounts

1.2	Management Commentary

1.3	Appendix One

1.4	Annexure Seven

1.5	Annexure Seven

Media Releases

2.1	Telecom to separate wholesale and retail

2.2	Telecom full-year result

2.3	Telecom updates its strategic priorities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 14 August 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the year ended 30 June 2006

		Three months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2006 $	2005 $	2006 $	2005 $
Operating revenues and other gains
Local service		273	273	1,081	1,101
Calling	2	348	356	1,393	1,443
Interconnection		47	54	204	206
Mobile		222	210	869	835
Data		150	153	602	602
Broadband and internet		115	102	448	376
IT Services		97	100	346	308
Other operating revenues	2	202	183	812	779
Abnormal gains	3	—	86	60	154

		1,454	1,517	5,815	5,804

Operating expenses
Labour		(205)	(191)	(796)	(738)
Intercarrier costs		(311)	(292)	(1,199)	(1,185)
Other operating expenses		(394)	(387)	(1,563)	(1,479)
Abnormal expenses	3	(404)	(28)	(1,335)	(59)

		(1,314)	(898)	(4,893)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		140	619	922	2,343
Depreciation		(144)	(139)	(538)	(546)
Amortisation		(38)	(43)	(167)	(152)

(Loss) / earnings before interest and taxation		(42)	437	217	1,645
Net interest and other finance costs		(63)	(68)	(254)	(289)

(Loss) / earnings before income tax		(105)	369	(37)	1,356
Income tax expense		(85)	(87)	(394)	(386)

(Loss) / earnings after income tax		(190)	282	(431)	970
Minority interests in earnings of subsidiaries		(1)	(1)	(4)	(3)

Net (loss) / earnings attributable to shareholders		(191)	281	(435)	967

(Loss) / earnings per share		(9.7)¢	14.4 ¢	(22.2)¢	49.6 ¢

Diluted (loss) / earnings per share		(9.7)¢	14.0 ¢	(22.2)¢	48.9 ¢

Weighted average number of ordinary shares		1,961	1,948	1,960	1,948

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the year ended 30 June 2006

		Year ended 30 June
(Dollars in millions)	note	2006 $	2005 $
Balance at beginning of year		2,471	2,208
Transition adjustments on adoption of NZ IFRS	14	—	(15)
Transition adjustment on adoption of NZ IAS 39	14	(41)	—

Restated balance		2,430	2,193
Translation of foreign operations		118	(86)
Hedge of net investment in foreign operations		(129)	21
Revaluation of cash flow hedges		2	—
Revaluation of fair value hedges		6	—
Current tax		100	(8)
Deferred tax		(3)	—

Total surplus/(deficit) recognised directly in equity		94	(73)
Net earnings for the year		(431)	970

Total recognised income and expenses		(337)	897
Dividends		(1,184)	(835)
Tax credit on supplementary dividends		131	95
Dividend reinvestment plan		114	85
Exercise of share options		18	27
Issuance of shares under employee share schemes		4	9
Repurchase of shares		(114)	—

Balance at end of year		1,062	2,471

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 June 2006

		30 June
(Dollars in millions)	notes	2006 $	2005 $
ASSETS
Current assets:
Cash		155	235
Short-term investments		64	81
Receivables and prepayments		929	1,266
Short-term derivative assets		26	—
Taxation recoverable		100	45
Inventories		51	56

Total current assets		1,325	1,683
Long-term investments		520	427
Receivables due after one year		109	117
Deferred tax asset		31	32
Long-term derivative assets		88	—
Intangibles	5	829	1,643
Property, plant and equipment	6	3,301	3,602

Total non-current assets		4,878	5,821

Total assets		6,203	7,504

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		1,039	1,044
Short-term derivative liabilities		125	—
Debt due within one year		955	863

Total current liabilities		2,119	1,907
Deferred tax liability		117	153
Long-term derivative liabilities		362	—
Long-term debt		2,543	2,973

Total non-current liabilities		3,022	3,126

Total liabilities		5,141	5,033

Equity:
Shareholders’ funds		1,055	2,463
Minority interest		7	8

Total equity		1,062	2,471

Total liabilities and equity		6,203	7,504

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the year ended 30 June 2006

		Year ended 30 June
(Dollars in millions)	note	2006 $	2005 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,740	5,598
Interest income		22	30
Dividend income		—	7
Payments to suppliers and employees		(3,484)	(3,317)
Income tax paid		(177)	(297)
Interest paid on debt		(294)	(318)

Net cash flows from operating activities	7	1,807	1,703
Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		6	19
(Purchase) / sale of short-term investments, net		23	169
Purchase of subsidiary companies		(8)	(84)
Purchase of long-term investments		(19)	(6)
Sale of long-term investments		293	23
Purchase of property, plant and equipment		(737)	(696)
Capitalised interest paid		(11)	(8)

Net cash flows applied to investing activities		(453)	(583)
Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		397	389
Repayment of long-term debt and derivatives		(660)	(1,051)
(Repayment of) / proceeds from short-term debt, net		5	260
Capital contributed		11	28
Capital repurchased		(114)	—
Dividends paid		(1,073)	(749)

Net cash flows applied to financing activities		(1,434)	(1,123)
Net cash flow		(80)	(3)
Opening cash position		235	238

Closing cash position		155	235

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements for the year ended 30 June 2006 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand equivalents to International Accounting Standards. In complying with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) Telecom is in compliance with International Financial Reporting Standards (“IFRS”).

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

These accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. See Note 14 for further details of these changes and reconciliation between previously published information and the information presented in these accounts.

NOTE 2 REVENUE

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2006 $	2005 $	2006 $	2005 $
Calling
National	219	238	905	980
International	120	104	442	415
Other	9	14	46	48

	348	356	1,393	1,443

Other operating revenues
Resale	106	85	363	337
Directories	45	42	248	230
Equipment	13	18	55	69
Miscellaneous other	38	37	146	136
Dividends from investments	—	1	—	7

	202	183	812	779

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2006 $	2005 $	2006 $	2005 $
Abnormal revenues
Gain on acquisition of SCCL	—	—	60	—
Gain on sale of INL shares	—	86	—	86
Recognition of Southern Cross support fees	—	—	—	41
Gain on sale of Telecom Retail Stores	—	—	—	10
Gain on repurchase of convertible notes	—	—	—	9
Gain on sale of Intelsat	—	—	—	8

	—	86	60	154

Abnormal expenses
Write-down of Australian operations	404	—	1,301	—
Intercarrier and regulatory costs	—	—	22	—
Provision for contractual settlements	—	—	12	—
Write-down of TDMA network	—	24	—	24
Inter-carrier provisions	—	—	—	31
Restructuring costs	—	4	—	4

	404	28	1,335	59

Abnormal Revenues

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition.

Gain on sale of Independent Newspapers Limited (“INL”) shares

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended June 2005. Proceeds from the sale were received in July 2005.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represents fees for the period from April 2003 to March 2005. These fees have now been fully paid.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Abnormal Expenses

Write-down of Australian operations

Telecom has reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to the write-downs at 30 June 2006 and 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the June 2006 and December 2005 assessments it was determined that the recoverable amount is significantly lower than the carrying value and hence impairments have occurred.

The decline in the recoverable amount was a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, have led to the recognition of impairment charges of $404 million (A$327 million) at 30 June 2006 and $897 million (A$836 million) at 31 December 2005. The December charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The June charge represents the further writing down of $404 million (A$330 million) of assets.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear.

Also included in the abnormal item reported in the current period is an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its latest determination resulted in a one-off adjustment to the accrued TSO receivable.

Provision for contractual settlements

Telecom has provided $7 million for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act.

Telecom has also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchison Whampoa have entered into a new agreement that reflects future wireless broadband options.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2006, 21,155,557 shares with a total value of $114 million were issued in lieu of a cash dividend (30 June 2005: 13,999,472 shares with a total value of $84 million).

For the dividends paid in the year ended 30 June 2006, Telecom repurchased shares such that the total number of shares on issue did not increase after the dividend reinvestment. Accordingly, 21,154,859 shares with a market value of $114 million were repurchased and cancelled.

NOTE 5 INTANGIBLE ASSETS

(Dollars in millions)	Software $	Capacity purchases $	Goodwill $	Spectrum licences $	Other intangibles $	Total $
Cost
Balance as at 1 July 2005	1,037	456	1,964	52	28	3,537
Acquisitions	169	—	8	5	4	186
Disposals	(17)	(2)	—	—	—	(19)
Currency movements	22	8	(28)	—	—	2

Balance as at 30 June 2006	1,211	462	1,944	57	32	3,706

Accumulated amortisation
Balance as at 1 July 2005	(752)	(89)	(1,023)	(16)	(14)	(1,894)
Amortisation	(122)	(37)	—	(3)	(5)	(167)
Impairment	—	—	(834)	—	—	(834)
Disposals	17	(1)	—	—	—	16
Currency movements	(14)	(2)	18	—	—	2

Balance as at 30 June 2006	(871)	(129)	(1,839)	(19)	(19)	(2,877)

Net book value at 30 June 2006	340	333	105	38	13	829

Net book value at 30 June 2005	285	367	941	36	14	1,643

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 PROPERTY, PLANT & EQUIPMENT

(Dollars in millions)	Telecommunications equipment and plant $	Freehold land $	Buildings $	Other assets $	Work in progress $	Total $
Cost
Balance as at 1 July 2005	9,295	94	598	444	127	10,558
Acquisitions	426	—	33	39	189	687
Transfers	34	—	—	9	(43)	—
Disposals	(36)	—	(9)	(6)	—	(51)

Balance as at 30 June 2006	9,719	94	622	486	273	11,194

Accumulated depreciation
Balance as at 1 July 2005	(6,311)	—	(320)	(326)	—	(6,957)
Depreciation charge	(485)	—	(23)	(30)	—	(538)
Impairment	(307)		(14)	(52)	—	(373)
Transfers	(30)	—	31	(1)	—	—
Disposals	5	—	(30)	—	—	(25)

Balance as at 30 June 2006	(7,128)	—	(356)	(409)	—	(7,893)

Net book value at 30 June 2006	2,591	94	266	77	273	3,301

Net book value at 30 June 2005	2,985	94	278	118	127	3,602

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2006 $	2005 $
Net (loss) / earnings attributable to shareholders	(435)	967
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	705	698
Bad and doubtful accounts	38	41
Deferred income tax	82	10
Minority interests in losses of subsidiaries	4	3
Abnormal revenues and expenses	1,275	(95)
Other	(9)	20
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	44	(40)
Decrease in inventories	3	—
Increase in current taxation	135	79
(Decrease) / increase in accounts payable and related items	(35)	20

Net cash flows from operating activities	1,807	1,703

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2006, minimum rental commitments for all non-cancellable operating leases were $342 million (30 June 2005: $296 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 June 2006, there were no outstanding lease commitments (30 June 2005: nil).

Capital Commitments

At 30 June 2006, capital expenditure amounting to $89 million (30 June 2005: $99 million), had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commission lost at first instance but succeeded on appeal to the Court of Appeal. In a judgment dated 30 March 2006, the Supreme Court granted Telecom Mobile’s appeal. Telecom Mobile has now transitioned all customers who were on affected contracts off those contracts and there is no ongoing risk in relation to this matter.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2006 (30 June 2005: A$5 million).

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 CONTINGENCIES (continued)

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 10 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 3 August 2006, the Board of Directors approved the payment of a fourth quarter dividend of $137 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $18 million will be payable to shareholders who are not resident in New Zealand. On 3 August 2006 the Board of Directors also approved the payment of a special dividend of $98 million, representing 5.0 cents per share. A supplementary dividend relating to this special dividend totalling approximately $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 11 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Transactions with Associate Companies

Telecom has made a long-term shareholders’ advance of US$57 million (NZ$95 million) including accrued interest to Southern Cross Cables Holdings Limited (“Southern Cross”) at an interest rate of Libor + 0.75% (30 June 2005: US$67 million, NZ$95 million).

Telecom derived revenue as it provides network operations and management services to Southern Cross in respect of its operations and the construction of network facilities in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 11 RELATED PARTY TRANSACTIONS continued

	Year ended 30 June
(Dollars in millions)	2006 $	2005 $
Revenue from associates	40	60
Expenses to associates	(7)	(7)
Receivables from associates	6	46
Payables to associates	1	—

NOTE 12 SEGMENTAL REPORTING

For the year ended 30 June 2006

(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
External revenue	2,941	865	265	368	1,305	11	60	5,815
Internal revenue	22	—	210	18	18	4	(272)	—

Total revenue	2,963	865	475	386	1,323	15	(212)	5,815
Earnings before interest and tax	1,396	232	44	27	(85)	(122)	(1,275)	217
Total assets	3,364	636	663	95	529	2,288	(1,372)	6,203

For the year ended 30 June 2005

(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
External revenue	2,921	799	231	328	1,354	17	154	5,804
Internal revenue	19	—	196	9	17	4	(245)	—

Total revenue	2,940	799	427	337	1,371	21	(91)	5,804
Earnings before interest and tax	1,403	175	40	21	3	(92)	95	1,645
Total assets	3,266	629	651	105	962	2,741	(850)	7,504

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 13 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal items $	EBITDA* $	Earnings before interest and tax $	Net earnings attributable to shareholders $	Net earnings per share ¢
Quarter ended:
30 June 2006	1,454	(404)	140	(42)	(191)	(9.7	)¢
31 March 2006	1,447	—	583	405	222	11.3	¢
31 December 2005	1,482	(871)	(333)	(508)	(665)	(33.9	)¢
30 September 2005	1,432	—	532	362	199	10.2	¢

Year ended 30 June 2006	5,815	(1,275)	922	217	(435)	(22.2	)¢

Quarter ended:
30 June 2005	1,517	58	619	437	281	14.3	¢
31 March 2005	1,474	22	619	452	273	14.1	¢
31 December 2004	1,412	5	550	376	210	10.8	¢
30 September 2004	1,401	10	555	380	203	10.5	¢

Year ended 30 June 2005	5,804	95	2,343	1,645	967	49.6	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that IFRS will apply to all New Zealand entities from 1 January 2007. In adopting NZ IFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS, Telecom is also in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date. Telecom elected to apply NZ IFRS for the year ended 30 June 2006.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ended 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial instruments

Accounting for financial instruments in the comparative period is prepared in accordance with previous NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Translation differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities, was set to zero at 1 July 2004.

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Income Statement for the year ended 30 June 2005

		Year ended 30 June 2005
(Dollars in millions, except per share amounts)	notes	$	$	$
		NZ GAAP	Adj’s	NZ IFRS
Operating revenues and other income
Local service		1,101	—	1,101
Calling	a, f	1,348	95	1,443
Interconnection	a	207	(1)	206
Mobile	f	841	(6)	835
Data	a, f	777	(175)	602
Internet	a	223	153	376
Solutions	a	321	(13)	308
Other operating revenues	g	787	(8)	779
Abnormal revenues		154	—	154

Total operating revenues and other income		5,759	45	5,804

Operating expenses
Labour	h	(735)	(3)	(738)
Cost of sales	i	(1,664)	1,664	—
Intercarrier costs	a, i	—	(1,185)	(1,185)
Other operating expenses	a, i	(933)	(546)	(1,479)
Abnormal expenses		(59)	—	(59)

Total operating expenses		(3,391)	(70)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		2,368	(25)	2,343
Depreciation	a	(694)	148	(546)
Amortisation	a , b	(74)	(78)	(152)

Earnings before interest and taxation		1,600	45	1,645
Net interest and other finance costs		(289)	—	(289)

Earnings before taxation		1,311	45	1,356
Income tax expense	d	(392)	6	(386)

Earnings after taxation		919	51	970
Minority interests		(3)	—	(3)

Earnings attributable to shareholders		916	51	967

Earnings per share		47.0 ¢	2.6 ¢	49.6 ¢

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Net Earnings under NZ IFRS

(Dollars in millions)	notes	Year ended 30 June 2005 $
Net earnings under NZ GAAP		916
Goodwill amortisation	b	69
Changes in revenue recognition	f	(4)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments	d	6
Other		(2)

Net earnings under NZ IFRS		967

17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Balance Sheet as at 30 June 2005

		30 June 2005
(Dollars in millions)	notes	$	$	$
		NZ GAAP	Adj’s	NZ IFRS
ASSETS
Current assets:
Cash and cash equivalents		235	—	235
Short-term investments		81	—	81
Receivables and prepayments	a	1,311	(45)	1,266
Taxation recoverable	a	—	45	45
Inventories		56	—	56

Total current assets		1,683	—	1,683
Non-current assets:
Long-term investments	a	544	(117)	427
Receivables due after one year	a	—	117	117
Deferred tax assets	d	—	32	32
Intangible assets	a , b	911	732	1,643
Property, plant and equipment	a	4,283	(681)	3,602

Total non-current assets		5,738	83	5,821

Total assets		7,421	83	7,504

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	c	1,014	30	1,044
Taxation payable		—	—	—
Debt due within one year		863	—	863

Total current liabilities		1,877	30	1,907
Non-current liabilities:
Deferred taxation	d	136	17	153
Long-term debt		2,973	—	2,973

Total non-current liabilities		3,109	17	3,126

Total liabilities		4,986	47	5,033

Equity:
Shareholders’ funds		2,427	36	2,463
Minority interests		8	—	8

Total equity		2,435	36	2,471

Total liabilities and equity		7,421	83	7,504

18

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

(Dollars in millions)	notes	1 July 2004 $	30 June 2005 $
Equity under NZ GAAP		2,208	2,435
Goodwill amortisation	b	—	69
Elimination of minority interest	e	—	(4)
Changes in revenue recognition	f	(26)	(30)
Government grants	g	—	(15)
Share-based payments	h	1	—
Other		1	1
Deferred tax on adjustments	d	9	15

Equity under NZ IFRS		2,193	2,471

Impact of adopting NZ IAS 39			(41)

Equity under NZ IFRS at 1 July 2005			2,430

Notes to Restated Financial Information

(a)	Presentational Differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The previous Statement of Financial Performance is now referred to as the Income Statement and the previous Statement of Financial Position is now referred to as the Balance Sheet.

Other presentation differences include:

•	Software is classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment

•	International telecommunications capacity acquired pursuant to capacity usage agreements is also classified as an intangible asset rather than as an item of property, plant and equipment

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services are reported as the net margin. Certain other revenue streams that were previously reported net, are now reported gross where Telecom has determined it is acting as the principal in a transaction

•	Taxation recoverable is presented separately on the face of the Balance Sheet

•	Amounts that are not due within 12 months are now classified as receivables due in more than one year

(b)	Goodwill

Goodwill is no longer amortised. Periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the Income Statement. This has reduced the amortisation charge thus increasing earnings.

(c)	Accounts Payable and Accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created.

19

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d)	Deferred Taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will be future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the Balance Sheet.

(e)	Minority Interests

A negative minority interest was reclassified to retained earnings at 30 June 2004. This minority interest was purchased during the year ended 30 June 2005.

(f)	Revenue Recognition

Revenues received in advance for certain miscellaneous services are deferred until the expiry of the obligation upon Telecom to provide the service. This will have little impact on ongoing earnings.

(g)	Government Grants

Government grants that are made for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant is met. This has reversed revenue recognised during the year in accordance with previous NZ GAAP which was netted off against the plant and equipment it was used to purchase.

(h)	Share-Based Payments

Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i)	Cost of Sales

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s Income Statement are classified by nature. Cost of sales has therefore been reclassified into intercarrier costs and other operating expenses in order to achieve a consistent presentation of expenses by nature.

(j)	Financial Instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening balance sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability that should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k)	Cash Flow

There are no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments, as detailed in note (a) above.

(l)	Restatement of Published Information

In finalising the restatement, certain minor adjustments and reclassifications have been made. As a consequence there are differences between the restated information published in these condensed accounts and the information provided in the Annual Report.

20

MANAGEMENT COMMENTARY

4 August 2006

Results for the year ended 30 June 2006

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated. The prior period comparative results have been restated to comply with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”), which Telecom adopted from 1 July 2005.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported a net loss of $435 million for the year ended 30 June 2006 compared to net earnings of $967 million for the year ended 30 June 2005. The reported net loss reflected abnormal impairment charges totalling $1,291 million (net of a small associated tax credit) to write down the carrying value of Telecom’s Australian Operations to their fair value based on revised forecast future cash flows.

Excluding the impact of abnormal items, adjusted net earnings for the year ended 30 June 2006 of $820 million represent a decrease of 4.3% on adjusted earnings for the year ended 30 June 2005 of $857 million. Adjusted net earnings for the quarter ended 30 June 2006 (“Q4 2005-06”) represent a decrease of 5.1% on adjusted earnings for the quarter ended 30 June 2005 (“Q4 2004-05”).

Results for Telecom’s NZ Operations strengthened, with growth in EBITDA of 4.1% for Q4 2005-06. This reflected robust growth in broadband and internet, mobile and directories revenue, while costs declined slightly. Results for Australian Operations continued to reflect a difficult competitive environment, with EBITDA for Q4 2005-06 of A$17 million compared to A$41 million for Q4 2004-05.

Reported results are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Reported Earnings	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues (excluding abnormals)	5,755	5,650	1.9	1,454	1,431	1.6
Operating expenses (excluding abnormals)	(3,558)	(3,402)	4.6	(910)	(870)	4.6
Abnormal items	(1,275)	95	NM	(404)	58	NM

EBITDA*	922	2,343	(60.6)	140	619	(77.4)
Depreciation and amortisation	(705)	(698)	1.0	(182)	(182)	—

Earnings/(loss) before interest and tax	217	1,645	(86.8)	(42)	437	(109.6)
Net interest expense	(254)	(289)	(12.1)	(63)	(68)	(7.4)

(Loss)/earnings before tax	(37)	1,356	(102.7)	(105)	369	(128.5)
Tax expense	(394)	(386)	2.1	(85)	(87)	(2.3)
Minority interest	(4)	(3)	33.3	(1)	(1)	—

Net (loss)/earnings	(435)	967	(145.0)	(191)	281	(168.0)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the year ended 30 June 2006 included the following abnormal items:

•	Telecom recorded an impairment charge of $897 million in respect of its Australian operations at 31 December 2005, with a further charge of $404 million recognised at 30 June 2006. This resulted in a total impairment charge for the year of $1,301 million ($1,291 million net of a small associated tax credit). These impairments resulted from reviews of the business that determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value is a consequence of a number of negative trends that are adversely affecting the short and long term earnings outlook for Australian operations, in particular:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	continued downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

As a result of these impairment charges, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The remainder of the write down was applied against property plant and equipment, as well as some smaller adjustments to current assets where realisation was no longer considered likely;

•	Telecom recognised a gain of $60 million in December 2005 arising on the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited (“SCCL”), a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Telecom Group Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, a gain of $60 million arose upon acquisition;

•	In the quarter ended 31 December 2005 (“Q2 2005-06”), a charge of $22 million ($15 million after tax) was recognised in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to resolve a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a determination by the Commerce Commission; and

•	Telecom provided $7 million ($5 million after tax) in Q2 2005-06 for the estimated potential liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act. Telecom has also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business. Telecom and Hutchison have entered into a new agreement that reflects future wireless broadband options.

Reported net earnings for the year ended 30 June 2005 included the following abnormal items:

•	Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represented fees for the period from April 2003 to March 2005. All accrued fees have since been paid by Southern Cross;

•	An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable;

•	In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million;

•	In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million;

•	Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

•	In June 2005, Telecom sold its entire stake in Independent Newspapers Limited for $272 million, resulting in a gain on sale of $86 million;

•	Telecom operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where, at 30 June 2005, the present value of the net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the value of the network down to nil; and

•	Following the purchase of Gen-i and Computerland, a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings.

The adjustments to remove abnormal items are shown in the table below.

	Year ended 30 June			Quarter ended 30 June
Adjustments to reported net (loss)/earnings	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Reported net (loss)/earnings	(435)	967	(145.0)	(191)	281	(168.0)
Adjusted for:
Australian Operations write-down*	1,291	—	NM	394	—	NM
Gain on acquisition of SCCL	(60)	—	NM	—	—	NM
Recognition of Southern Cross support fees*	—	(37)	NM	—	—	NM
Intercarrier and regulatory costs*	15	21	NM	—	—	NM
Provision for contractual settlements*	9	—	NM	—	—	NM
Gain on sale of Intelsat	—	(8)	NM	—	—	NM
Gain on sale of retail stores	—	(10)	NM	—	—	NM
Gain on buy-back of convertible note	—	(9)	NM	—	—	NM
Gain on sale of INL	—	(86)	NM	—	(86)	NM
Write-down of TDMA network*	—	16	NM	—	16	NM
Provision for restructuring*	—	3	NM	—	3	NM

Adjusted net earnings	820	857	(4.3)	203	214	(5.1)

NM = Not a Meaningful Comparison

*	Figures are net of tax. Other abnormal items are not subject to tax.

Telecom’s adjusted earnings are summarised in the table that follows.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Adjusted Earnings	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Adjusted operating revenues	5,755	5,650	1.9	1,454	1,431	1.6
Adjusted operating expenses	(3,558)	(3,402)	4.6	(910)	(870)	4.6

Adjusted EBITDA*	2,197	2,248	(2.3)	544	561	(3.0)
Depreciation and amortisation	(705)	(698)	1.0	(182)	(182)	—

Adjusted earnings before interest and tax	1,492	1,550	(3.7)	362	379	(4.5)
Net interest expense	(254)	(289)	(12.1)	(63)	(68)	(7.4)

Adjusted earnings before tax	1,238	1,261	(1.8)	299	311	(3.9)
Adjusted tax expense	(414)	(401)	3.2	(95)	(96)	(1.0)
Minority interest	(4)	(3)	33.3	(1)	(1)	—

Adjusted net earnings	820	857	(4.3)	203	214	(5.1)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

The reduction in adjusted net earnings for the year ended 30 June 2006 compared to the year ended 30 June 2005 reflected a significant decline in earnings from Australian operations, mainly as a result of the previously discussed adverse changes in the competitive environment and wholesale arrangements. Earnings from Telecom’s NZ Operations strengthened as mobile, broadband and internet, IT services and directories revenues remained robust, while expense growth moderated.

The decrease in net interest expense is the result of deleveraging in prior periods. However, with increased shareholder distributions, debt levels remained relatively stable in Q4 2005-06. Tax expense for the year ended 30 June 2006 increased in line with higher earnings in NZ Operations. No tax effect was recognised on Australian Operations results in 2005 and early 2006 due to their loss making position. However, the reorganisation of management responsibilities for Australian Operations resulted in AAPT becoming resident for New Zealand tax purposes. Accordingly, a tax credit was recognised in Q4 2005-06 for AAPT’s losses.

KEY TRENDS

Telecom’s operating results for Q4 2005-06 reflected the evolution of significant trends seen in the past 18 months as a result of shifts occurring in its business. Recent financial performance and operating trends will however prove a less reliable guide to future performance, as the effect of recent regulatory announcements in New Zealand begin to take effect. In May 2006, the New Zealand Government announced a comprehensive set of proposed changes to telecommunications regulation. These changes (detailed on page 45), include proposals to extend the range of regulated wholesale broadband services, and introduce local loop unbundling (LLU) to the New Zealand marketplace. In addition, the Government has recently scheduled reviews of mobile market regulation, and signalled an intention to conduct a review as to whether some form of operational or structural separation model for Telecom is warranted.

The Telecommunications Amendment Bill was introduced to the New Zealand Parliament on 29 June 2006, and at this stage it is too early to predict final outcomes regarding key pricing and service requirements. The process of finalising the legislation and implementing the detailed recommendations is expected to take the majority of the 2006-07 financial year. While the legislative and regulatory timetable suggest that the direct effects of the new regulatory regime may not be felt until 2007-08 fiscal year, Telecom is likely to proactively reset its strategies to reposition itself for the new environment. These strategies will directly impact capital and operating plans in 2006-07. These impacts are further discussed on page 6.

New Zealand Operations

•	Strong growth in mobile voice and data revenue continues, with an increase of 10.4% in Q4 2005-06. This has been the result of significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 37.1% for Q4 2005-06 compared to Q4 2004-05. After a year of very strong connection growth, growth in the customer base moderated in Q4 2005-06. Excluding a one-off adjustment to the TDMA customer base, additional net connections for Q4 2005-06 were 24,000, bringing net connection growth for the year ended 30 June 2006 to 301,000.

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. New converged product offerings were released into the market in the current financial year.

The Government’s current review of mobile market regulation is likely to increase competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the exact form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models.

•	Significant growth in uptake of broadband services in New Zealand has also continued. Total broadband connections increased by 51,000 in Q4 2005-06. New broadband offerings were announced in Q3 2005-06 and these have stimulated further growth in the broadband customer base. A wholesale agreement was also reached with TelstraClear in January 2006, which should drive further growth of the wholesale broadband market.

The introduction of Unconstrained Bitstream Services (UBS), naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers, and could accelerate the rate of decline in traditional telephony services such as calling.

•	Longer term, Telecom has announced that it will invest in ADSL2+ technology to deliver the next generation of broadband services, ensuring that broadband will remain a key driver of Telecom’s results in the future.

•	Telecom’s IT services business continues to grow following the successful integration of the acquired Gen-i and Computerland businesses with Telecom’s existing IT services business under the Gen-i brand. In the 2005-06 financial year, Telecom has seen an improved contribution from the merged Gen-i business as a result of the benefits of integration. Telecom currently believes that the IT services market has the potential to grow faster than the traditional telecommunications market and accordingly sees this segment as a potential source of future growth for the Group.

•	Directories revenue continues to display solid growth as a result of volume and price increases for printed directories. Telecom currently expects an increasing amount of revenue to be derived from online directory and search services in the future.

•	Offsetting these growing parts of the business, Telecom’s traditional calling business continues to decline due to ongoing product substitution and competitive pressure. Excluding the impact of international transit revenue, the decrease in calling revenue in New Zealand Operations was 8.6% in Q4 2005-06.

The rate of decline in calling is expected to be impacted by the introduction of naked DSL and LLU regulated services. Refer to the previous discussion on broadband services above.

•	The overall operating margin percentage in the New Zealand business continues to come under pressure, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability (although the level of customer acquisition costs in mobile decreased in Q4 2005-06 as connection growth moderated).

•	In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•	Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while wholesale prices have risen sharply following revisions to key supplier arrangements. This has resulted in a substantial decline in margins. These negative trends have been exacerbated by a deferral of project spend by Telecom’s enterprise customers. As a result of the revisions to key supplier arrangements, AAPT is currently managing a number of disputes with suppliers. Financial results reflect management’s best estimate of expected outcomes, however final resolution of the disputes could have a further adverse impact on ongoing earnings.

•	Australian mobile revenue has continued to decline following the strategic decision in 2004 to cease selling mobile as a stand-alone product and instead focus on selling customers bundles of multiple products. The sale of AAPT’s prepaid mobile base in Q2 2005-06 further reduced the number of stand-alone mobile customers. AAPT has, however, grown the percentage of its consumer customer base that are bundled customers to 51.0% at 30 June 2006, an increase of 75.7% from the prior comparable period.

•	To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment has had a negative impact on costs and free cash flow in the short-term. This investment continues in 2006-07, and is part of a comprehensive strategic programme designed to fundamentally reposition AAPT services in the mass market.

•	The continuation of the negative factors impacting on Australian Operations has resulted in a further write-down in the carrying value of Telecom’s Australian Operations of $404 million (pre-tax) in Q4 2005-06, following a write-down in Q2 2005-06 of $897 million.

FUTURE EXPECTATIONS

As discussed in the “Key Trends” section, expectations around Telecom’s future financial and operating performance have been materially impacted by the recently announced proposed changes to telecommunications regulation in New Zealand. While the specific changes have yet to be finalised, the cumulative effect of the proposed changes is likely to place downward pressure on operating margins and retail market share.

While the exact form of regulation, timetable for implementation, and likely competitor responses are uncertain, Telecom has begun to revise its strategies to proactively respond to the changes in the new environment. Specifically, Telecom intends to:

•	increase the level of investment and service offerings designed to attract high value customers to integrated service packages;

•	further address the efficiency of current business processes; and

•	accelerate the introduction of the “Next Generation Telecom” (“NGT”) business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business via a radical simplification of consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability.

Telecom proposes to implement a form of operational separation as a response to the new regulatory environment. The proposed model would operationally separate the Wholesale business unit from the retail business units, and reinforce the separation with legally binding undertakings, independent and auditable oversight, and other structural changes designed to support non-discriminatory treatment of competitors.

For 2006-07, Telecom currently expects the following impacts in the New Zealand business:

•	An increase in the rate of Broadband acquisition. Telecom is currently targeting 500,000 retail DSL broadband business and consumer customers by 30 June 2007.

•	A moderation in the growth rate of mobile service revenues. The mobile market is approaching 100% penetration levels, and is subject to a pending review of mobile market regulation.

•	The cumulative impact of the underlying trends, direct regulatory effects, and investments in revised strategies is currently expected to be a decline in 2006-07 EBITDA for New Zealand operations of 1.5 to 3.0% compared to 2005-06.

For 2006-07, Telecom currently expects the following outcomes in the Australian business:

•	EBITDA broadly consistent with 2005-06 levels of $A75 million. Telecom has yet to conclude new commercial arrangements for certain carrier costs and other network services, and therefore anticipates the potential for ongoing material variability in forecasts for Australian operations during 2006-07.

Telecom currently expects net profit after tax, excluding abnormal items, for the year ending 30 June 2007 to be within the range of $820 million to $860 million.

Telecom’s current capital expenditure forecast for the 2006-07 financial year is approximately $800 million. Group depreciation and amortisation expense for 2006-07 is expected to be within the range of $650 million to $670 million, of which $570 million to $585 million relates to New Zealand and $80 million to $85 million relates to Australia. The majority of the impairment charge in respect of the Australian operations at 30 June 2006 was applied against property, plant and equipment, and as a result, depreciation expense in 2006-07 will be at correspondingly lower levels.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Telecom has previously advised that it was the Company’s intention to target an ordinary dividend payout ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005-06 fiscal year. Dividends for each of the first three quarters of the year ended 30 June 2006 were 9.5 cps, with the dividend for the fourth quarter of the year to be set to reflect the full year expected pay-out ratio. In accordance with this approach, a dividend of 7.0 cps has been declared in respect of Q4 2005-06, to achieve the target ratio for the year.

The reduction in the carrying value of Telecom’s Australian Operations is non-cash and has no impact on Telecom’s dividend payout for the 2005-06 financial year. The abnormal gain arising on the acquisition of SCCL was also not factored into Telecom’s calculation of dividend payout for the 2005-06 financial year.

The previously announced fully imputed special dividend of 5 cps will also be paid with the Q4 dividend.

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Based on Telecom’s current expectations for the next twelve months, the target dividend payout ratio for the financial year ended 30 June 2007 will be 75% of net earnings, adjusted for relevant non-cash items. This dividend payout target reflects that 2006-07 net earnings will benefit from reduced depreciation charges following the impairment charge in respect of the Australian operations. Adjusted for the impact of lower depreciation expense in Australia in 2006-07, the target dividend payout ratio would remain constant at 85%. Dividends for the first three quarters of the year are expected to be 7.0 cps with the fourth quarter dividend set to achieve the target full year payout ratio.

Fourth Quarter Ordinary Dividend
Ordinary Shares	7.0 cents
American Depositary Shares	*US 33.84 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.24 cents
Per American Depositary Share	*US 5.97 cents
“Ex” dividend dates
New Zealand Exchange	28 August 2006
Australian Stock Exchange	21 August 2006
New York Stock Exchange	22 August 2006
Books closing dates
New Zealand, Australian Stock Exchanges	25 August 2006
New York Stock Exchange	24 August 2006
Payment dates
New Zealand, Australia	8 September 2006
New York	15 September 2006

*	Based on an exchange rate at 6 July 2006 of NZ$1.00 to US$0.6043 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. Effective from the Q4 2005-06 dividend payment, a 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan. The Company will also cease its previous practice of buying back an equivalent number of shares on-market to eliminate an increase in capital arising from the plan.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Result	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues and other income
Local service	1,081	1,101	(1.8)	273	273	—
Calling	1,393	1,443	(3.5)	348	356	(2.2)
Interconnection	204	206	(1.0)	47	54	(13.0)
Mobile	869	835	4.1	222	210	5.7
Data	602	602	—	150	153	(2.0)
Broadband and internet	448	376	19.1	115	102	12.7
IT services	346	308	12.3	97	100	(3.0)
Other operating revenue	812	779	4.2	202	183	10.4
Abnormal income	60	154	(61.0)	—	86	(100.0)

	5,815	5,804	0.2	1,454	1,517	(4.2)
Operating expenses
Labour	796	738	7.9	205	191	7.3
Intercarrier costs	1,199	1,185	1.2	311	292	6.5
Other operating expenses	1,563	1,479	5.7	394	387	1.8
Abnormal expenses	1,335	59	NM	404	28	NM

	4,893	3,461	41.4	1,314	898	46.3
EBITDA*	922	2,343	(60.6)	140	619	(77.4)
Depreciation	538	546	(1.5)	144	139	3.6
Amortisation	167	152	9.9	38	43	(11.6)

Depreciation and amortisation	705	698	1.0	182	182	—
Earnings/(loss) before interest and tax	217	1,645	(86.8)	(42)	437	(109.6)
Net interest expense	254	289	(12.1)	63	68	(7.4)
Income tax expense	394	386	2.1	85	87	(2.3)
Minority interest	4	3	33.3	1	1	—

Net (loss)/earnings	(435)	967	(145.0)	(191)	281	(168.0)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total revenue of $5,815 million for the year ended 30 June 2006 increased by $11 million (0.2%) compared to the year ended 30 June 2005. The growth included the acquisition of Computerland (effective 1 September 2004) which increased IT services revenue in Q1 2005-06 by $19 million. Broadband and internet revenue also grew, reflecting increased broadband penetration. Growth in mobile revenue of $68 million in NZ Operations, resulting from growth in the customer base and penetration of mobile data services, was partly offset by a $34 million decline in mobile revenue in Australian Operations. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Excluding $1,335 million of abnormal expenses, operating expenses for the year ended 30 June 2006 increased by $156 million (4.6%) compared to the year ended 30 June 2005 and by $40 million (4.6%) for Q4 2005-06 compared to Q4 2004-05.

Net interest expense decreased by $35 million (12.1%) for the year ended 30 June 2006 due to lower average debt levels, as operating cash flows have been utilised to reduce debt.

Tax expense for the year ended 30 June 2006 of $394 million increased by $8 million (2.1%). Excluding abnormal items (which were largely not subject to tax), tax expense for the year ended 30 June 2006 represented an effective tax rate of 33.3% compared to an effective tax rate of 31.8% for the year ended 30 June 2005. The effective tax rate is in line with the New Zealand corporate tax rate of 33%. As explained in the previous section, Telecom did not recognise tax credits on Australian losses in the first part of the current financial year, however the impact of this has been partly offset by income that has not been tax effected in other offshore subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,807	1,703	6.1	636	490	29.8
Investing activities	(453)	(583)	(22.3)	(93)	117	NM
Financing activities	(1,434)	(1,123)	27.7	(577)	(535)	7.9

Net cash flow	(80)	(3)	NM	(34)	72	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities increased by $104 million (6.1%) for the year ended 30 June 2006 and $146 million (29.8%) for Q4 2005-06. The full year movement is due to higher cash receipts from customers and lower interest and tax payments compared to the prior period, partly offset by an increase in payments to suppliers and employees (despite a 16.8% decrease in Q4 2005-06).

The net cash outflow for investing activities decreased by $130 million (22.3%) for the year ended 30 June 2006 compared to the prior period. Despite payments for capital expenditure being higher in the current year, the proceeds from Telecom’s stake in INL were received in the current year, while the prior year included the purchase of Gen-i and Computerland. Offsetting this, surplus funds were applied to the purchase of short-term investments in the current year, compared to the sale of short-term investments in the previous year.

The net cash outflow for financing activities increased by $311 million (27.7%) for the year ended 30 June 2006. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a result of special dividends paid in the current year.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 77.5% at 30 June 2006, compared to 72.7% at 31 March 2006 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). The increase in this ratio reflects the reduction in equity as a result of the further write down of Australian operations at 30 June 2006.

Net debt was $3,652 million at 30 June 2006, an increase of $132 million from net debt at 30 June 2005 of $3,520 million.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian Operations maintain a business and consumer customer demarcation and therefore business unit contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature.

Telecom measures and evaluates the reporting segments based on earnings from Operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from Operations excluding abnormal items for the year ended 30 June 2006 were $1,492 million, compared to $1,550 million for the year ended 30 June 2005. The table on the following page details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
NZ Operations
Operating revenues	4,511	4,340	3.9	1,125	1,106	1.7
Operating expenses	(2,286)	(2,174)	5.2	(566)	(569)	(0.5)

EBITDA*	2,225	2,166	2.7	559	537	4.1
Depreciation and amortisation	(526)	(527)	(0.2)	(135)	(135)	—

Earnings from operations	1,699	1,639	3.7	424	402	5.5
Australian Operations
Operating revenues	1,323	1,371	(3.5)	348	328	6.1
Operating expenses	(1,239)	(1,208)	2.6	(328)	(287)	14.3

EBITDA*	84	163	(48.5)	20	41	(51.2)
Depreciation and amortisation	(169)	(160)	5.6	(45)	(44)	2.3

Earnings from operations	(85)	3	NM	(25)	(3)	NM
Corporate and Other
Operating revenues	15	21	(28.6)	3	13	(76.9)
Operating expenses	(127)	(102)	24.5	(38)	(30)	26.7

EBITDA*	(112)	(81)	38.3	(35)	(17)	105.9
Depreciation and amortisation	(10)	(11)	(9.1)	(2)	(3)	(33.3)

Earnings from operations	(122)	(92)	(32.6)	(37)	(20)	(85.0)
Eliminations #
Operating revenues	(94)	(82)	—	(22)	(16)	—
Operating expenses	94	82	—	22	16	—

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	5,755	5,650	1.9	1,454	1,431	1.6
Operating expenses	(3,558)	(3,402)	4.6	(910)	(870)	4.6

EBITDA*	2,197	2,248	(2.3)	544	561	(3.0)
Depreciation and amortisation	(705)	(698)	1.0	(182)	(182)	—

Earnings from operations	1,492	1,550	(3.7)	362	379	(4.5)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

#	Eliminations remove the impact of internal transactions

NM = Not a Meaningful Comparison

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Local service	1,049	1,063	(1.3)	265	265	—
Calling	976	994	(1.8)	248	249	(0.4)
Interconnection	162	163	(0.6)	36	42	(14.3)
Mobile	774	706	9.6	201	184	9.2
Data	438	414	5.8	111	108	2.8
Broadband and internet	336	285	17.9	83	78	6.4
IT services	346	308	12.3	97	100	(3.0)
Directories	248	229	8.3	45	41	9.8
Other operating revenue	110	117	(6.0)	21	29	(27.6)
Internal revenue	72	61	18.0	18	10	80.0

	4,511	4,340	3.9	1,125	1,106	1.7
Operations and support expenses
Labour	531	504	5.4	137	131	4.6
Intercarrier costs	500	468	6.8	122	121	0.8
Other operating expenses	1,236	1,181	4.7	303	312	(2.9)
Internal expenses	19	21	(9.5)	4	5	(20.0)

	2,286	2,174	5.2	566	569	(0.5)
EBITDA	2,225	2,166	2.7	559	537	4.1
Depreciation	411	416	(1.2)	105	105	—
Amortisation	115	111	3.6	30	30	—

Earnings from operations	1,699	1,639	3.7	424	402	5.5

Overview of Results

Earnings from operations increased by $60 million (3.7%) for 2006 and $22 million (5.5%) for Q4 2005-06 compared to the corresponding periods in the prior year.

Operating revenues increased by $171 million (3.9%) for 2006 and $19 million (1.7%) for Q4 2005-06, with increased mobile, data, broadband and internet, directories and internal revenues being partly offset by declines in local service, calling, interconnection and other operating revenues.

Included in the IT services revenue growth of $38 million (12.3%) for 2006 is revenue from Computerland (acquired effective from 1 September 2004) of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue grew by $19 million (6.2%) for 2006 due to growth in the existing IT services business.

NZ OPERATIONS

Broadband and internet revenue increased by $51 million (17.9%) for 2006 and $5 million (6.4%) for Q4 2005-06 compared to the corresponding periods in the prior year due to the continued uptake of broadband, partly offset by declining dial-up revenues.

The increase in mobile revenue was due to growth in the connection base, combined with strong growth in mobile data.

Calling revenue decreased by $18 million (1.8%) for 2006 and $1 million (0.4%) for Q4 2005-06 compared to the corresponding periods in the prior year. Both the year to date and current quarter declines are due to lower national, international outwards, and international inwards calling, partially offset by increased international transit revenue. The increase in international transit revenue is offset by a corresponding increase in international settlement costs.

Operations and support expenses increased by $112 million (5.2%) for 2006, included in this increase were expenses from the acquired Computerland business of $18 million for July and August 2005. Excluding these Computerland expenses, underlying operating and support expenses grew by $94 million (4.3%) for 2006. Operations and support expenses decreased by $3 million (0.5%) for Q4 2005-06 largely due to lower mobile acquisitions, upgrades and dealer commissions sales costs.

Labour cost increased due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Intercarrier costs increased due to higher mobile interconnection volumes and higher international transit volumes. Other operating costs increased for 2006 due to a combination of growth in mobile connections, broadband connections and the underlying IT services business.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue decreased by $14 million (1.3%) for 2006 and was stable for Q4 2005-06 compared to the corresponding periods in the prior year. The decrease for 2006 is largely due to a decline in local call revenues of $12 million (14.3%) for 2006 and $4 million (19.0%) for Q4 2005-06. The decline is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure. Access revenues decreased by $2 million (0.2%) for 2006 and increased by $4 million (1.8%) for Q4 2005-06. The increase in access revenues for Q4 2005-06 is due to the consumer price index increase in March.

Wholesaling of residential access lines commenced in Q3 2004-05. As at 30 June 2006, 68,000 of Telecom’s residential access lines were wholesale connections.

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Business & residential access
Revenue ($m)	904	906	(0.2)	230	226	1.8
Access lines
Residential:
Retail (000s)	1,346	1,360	(1.0)
Wholesale (000s)	68	57	19.3

Total Residential (000s)	1,414	1,417	(0.2)
Business:
Retail (000s)	253	256	(1.2)
Wholesale (000s)	50	49	2.0

Total Business (000s)	303	305	(0.7)
Centrex lines (000s)	66	68	(2.9)
Local calls*
Revenue ($m)	72	84	(14.3)	17	21	(19.0)
Call minutes (m)	2,163	2,577	(16.1)	503	612	(17.8)
Smartphone, messaging and call track
Revenue ($m)	73	73	—	18	18	—

Total Local Service Revenue	1,049	1,063	(1.3)	265	265	—
Retail Local Service ($m)	977	1,017	(3.9)	247	249	(0.8)
Wholesale Local Service ($m)	72	46	56.5	18	16	12.5

	1,049	1,063	(1.3)	265	265	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Calling revenue
National	586	623	(5.9)	142	152	(6.6)
International	343	323	6.2	95	83	14.5
Other	47	48	(2.1)	11	14	(21.4)

	976	994	(1.8)	248	249	(0.4)

National Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue ($m)	193	217	(11.1)	45	53	(15.1)
Call minutes (m)	1,871	1,941	(3.6)	452	513	(11.9)
Average price (cents)	10.3	11.2	(8.0)	10.0	10.3	(2.9)
Calls to mobile networks
Revenue ($m)	294	298	(1.3)	72	74	(2.7)
Call minutes (m)	743	720	3.2	190	182	4.4
Average price (cents)	39.6	41.4	(4.3)	37.9	40.7	(6.9)
National 0800
Revenue ($m)	90	98	(8.2)	23	23	—
Call minutes (m)	624	643	(3.0)	159	160	(0.6)
Average price (cents)	14.4	15.2	(5.3)	14.5	14.4	0.7
Operator services
Revenue ($m)	9	10	(10.0)	2	2	—

Total National Calling Revenue	586	623	(5.9)	142	152	(6.6)
Retail National Calling	557	600	(7.2)	135	146	(7.5)
Wholesale National Calling	29	23	26.1	7	6	16.7

	586	623	(5.9)	142	152	(6.6)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $37 million (5.9%) for 2006 and $10 million (6.6%) for Q4 2005-06 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $24 million (11.1%) for 2006 and $8 million (15.1%) for Q4 2005-06 with competitive pressure in retail and wholesale driving 8.0% lower average prices for 2006 and 2.9% for Q4 2005-06.

Revenue from calls to mobile networks decreased $4 million (1.3%) for 2006 and $2 million (2.7%) for Q4 2005-06 compared to the corresponding periods in the prior year. 2006 average prices decreased 4.3%, partly offset by a 3.2% increase in call minutes, and for Q4 2005-06 average prices decreased 6.9%, partly offset by a 4.4% increase in call minutes.

NZ OPERATIONS

National 0800 revenue decreased by $8 million (8.2%) for 2006 and was stable for Q4 2005-06. The 2006 decrease was largely driven by lower average prices, along with lower call minutes. Call minutes and average prices were relatively stable in Q4 2005-06 when compared to Q4 2004-05.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
International calling revenue
International outward	128	137	(6.6)	31	33	(6.1)
International inward	33	44	(25.0)	8	11	(27.3)
International transits	182	142	28.2	56	39	43.6

	343	323	6.2	95	83	14.5

NZ OPERATIONS

International calling revenue increased by $20 million (6.2%) for 2006 and $12 million (14.5%) for Q4 2005-06 compared to the corresponding periods in the prior year, due to an increase in gross transit revenues partly offset by lower international outwards and inwards revenues. Excluding transit revenues, international calling declined 11.0% for 2006 and 11.4% for Q4 2005-06 compared to the corresponding periods in the prior year. An analysis of volumes and average price is shown in the following table.

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Outwards calls
Revenue ($m)	128	137	(6.6)	31	33	(6.1)
Call minutes (m)	641	574	11.7	158	149	6.0
Average price (cents)	20.0	23.9	(16.3)	19.6	22.1	(11.3)
Retail Outward Calls ($m)	115	126	(8.7)	28	30	(6.7)
Wholesale Outward Calls ($m)	13	11	18.2	3	3	—

	128	137	(6.6)	31	33	(6.1)
Inwards calls
Revenue ($m)	33	44	(25.0)	8	11	(27.3)
Call minutes (m)	656	700	(6.3)	164	154	6.5
Average price (cents)	5.0	6.3	(20.6)	4.9	7.1	(31.0)
Transits
Revenue ($m)	182	142	28.2	56	39	43.6
Intercarrier costs ($m)	142	102	39.2	46	27	70.4

Net margin ($m)	40	40	—	10	12	(16.7)
Call minutes (m)	2,836	1,867	51.9	782	535	46.2
Average margin per minute (cents)	1.4	2.1	(33.3)	1.3	2.2	(40.9)

Outwards calling revenue decreased by $9 million (6.6%) for 2006 and $2 million (6.1%) for Q4 2005-06 compared to the corresponding periods in the prior year, with the impact of higher volumes more than offset by lower average prices, due largely to the impact of competition.

Inwards calling revenue decreased by $11 million (25.0%) for 2006 and $3 million (27.3%) for Q4 2005-06. The 2006 decrease was driven by lower volumes and lower average prices, the Q4 2005-06 decrease was largely due to lower average prices partly offset by higher volumes. The decrease in average price was largely due to a change in volume mix with a reduced proportion of higher rate mobile terminating minutes.

As a result of the adoption of International Financial Reporting Standards on 1 July 2005, transit revenues are now presented gross, with the corresponding costs included within intercarrier costs. Previously only the net transit margin was included within international revenue. The gross presentation introduces some volatility into reported revenues and intercarrier costs due to the nature of this business. Transit revenue increased by $40 million (28.2%) for 2006 and $17 million (43.6%) for Q4 2005-06 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to grow overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits was stable for 2006 and decreased by $2 million (16.7%) for Q4 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Interconnection Revenue

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Interconnection
PSTN interconnection	70	73	(4.1)	17	18	(5.6)
Mobile interconnection	92	90	2.2	19	24	(20.8)

	162	163	(0.6)	36	42	(14.3)

Interconnection revenue decreased by $1 million (0.6%) for 2006 and $6 million (14.3%) for Q4 2005-06 compared to the corresponding periods in the prior year. The decrease in mobile interconnection revenue for Q4 2005-06 is principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs (see “Intercarrier costs”).

NZ OPERATIONS

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Mobile revenue ($m)
Voice revenue	526	511	2.9	133	129	3.1
Data revenue	171	111	54.1	48	35	37.1

Mobile voice and data	697	622	12.1	181	164	10.4
Other mobile	77	84	(8.3)	20	20	—

Total mobile	774	706	9.6	201	184	9.2
Call minutes (m)	1,349	1,248	8.1	336	320	5.0
Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	68.2	73.1	(6.7)	66.2	71.7	(7.7)
Prepaid	11.3	10.0	13.0	13.3	10.7	24.3
Total	33.7	35.9	(6.1)	35.2	35.2	—
Voice	25.4	29.5	(13.9)	26.0	27.6	(5.8)
Data	8.3	6.4	29.7	9.2	7.5	22.7
CDMA	39.5	51.3	(23.0)	37.2	48.1	(22.7)
TDMA	6.6	10.1	(34.7)	12.6	7.3	72.6
Total ARPU including interconnection	45.8	50.4	(9.1)	45.6	48.9	(6.7)

Mobile revenue increased by $68 million (9.6%) for 2006 and $17 million (9.2%) for Q4 2005-06 compared to the corresponding periods in the prior year.

Mobile voice and data revenue increased by $75 million (12.1%) for 2006 and $17 million (10.4%) for Q4 2005-06 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base. Call minutes for 2006 increased 8.1% and for Q4 2005-06 increased 5.0% compared to the corresponding periods in the prior year primarily due to an increase in the connection base.

Other mobile revenue decreased $7 million (8.3%) for 2006 and was stable for Q4 2005-06 compared to the corresponding periods in the prior year, driven by lower average handset sale prices.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 6.7% for 2006 and 7.7% for Q4 2005-06, while prepaid ARPU increased by 13.0% for 2006 and 24.3% for Q4 2005-06, compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to a combination of increased data revenues and a writedown of the TDMA connection base (see Mobile connections information on the following page). Total ARPU (excluding interconnection) for 2006 decreased 6.1% due to the decrease in postpaid ARPU and the higher percentage of active prepaid customers on the base. Total ARPU (excluding interconnection) was stable for Q4 2005-06 due to the writedown of the TDMA connection base. CDMA ARPU has decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base. TDMA ARPU has increased for Q4 2005-06 due to a writedown of the TDMA connection base.

NZ OPERATIONS

Revenue from CDMA connections now comprises approximately 98% of total Q4 2005-06 mobile voice and data revenues, compared to 93.5% in Q4 2004-05.

Total ARPU including interconnection decreased by 9.1% for 2006 and by 6.7% for Q4 2005-06 compared to the corresponding periods in the prior year, predominantly due to the decrease in postpaid ARPU and lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	30 June 2006			30 June 2005
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
CDMA One	2	72	74	25	105	130
IXRTT/EVDO	688	850	1,538	532	455	987

Total CDMA connections	690	922	1,612	557	560	1,117
Three month active base (%)	100	90	95	100	97	98
TDMA
Analogue	15	25	40	29	211	240
Digital	14	29	43	53	185	238

Total TDMA connections	29	54	83	82	396	478
Three month active base (%)	100	100	100	100	82	85
Internal connections (CDMA)	8	—	8	6	—	6

Total Connections	727	976	1,703	645	956	1,601

Total connections of 1,703,000 at 30 June 2006 grew by 102,000 (6.4%) during the year from 1,601,000 at 30 June 2005 and decreased by 175,000 (9.3%) from 1,878,000 at 31 March 2006. The Q4 2005-06 decrease reflects a one-off write-down of 199,000 non-active TDMA connections from the base in anticipation of the TDMA network closure in March 2007. Excluding this adjustment, growth in the mobile base was 301,000 for the full year and 24,000 for Q4 2005-06. Of the 30 June 2006 total connection base, 42.7% were postpaid connections, while 57.3% were prepaid connections.

Telecom had approximately 1,620,000 CDMA connections (including internal connections) at 30 June 2006, comprising 95.1% of total connections. CDMA external connections have increased by 495,000 (44.3%) during the year from 1,117,000 at 30 June 2005, with CDMA postpaid external connections increasing by 133,000 and CDMA prepaid connections by 362,000. CDMA external connections increased by 64,000 (4.1%) over the current quarter from 1,548,000 at 31 March 2006. Of the total CDMA connection base at 30 June 2006, 43.1% were postpaid connections and 56.9% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue increased by $24 million (5.8%) for 2006 and $3 million (2.8%) for Q4 2005-06 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Data revenue
Managed IP data services:
Lanlink	94	92	2.2	23	24	(4.2)
Private office and high speed data	59	34	73.5	19	10	90.0
Other IP data	8	7	14.3	2	2	—

	161	133	21.1	44	36	22.2
Traditional data services:
Frame relay	25	29	(13.8)	6	7	(14.3)
Digital data services	64	68	(5.9)	14	17	(17.6)
ISDN	101	99	2.0	25	25	—
Leased data services	62	59	5.1	16	15	6.7
IP Net / Netgate	6	8	(25.0)	—	2	(100.0)
Miscellaneous data	19	18	5.6	6	6	—

	277	281	(1.4)	67	72	(6.9)

Total Data Revenue	438	414	5.8	111	108	2.8
Retail data	352	332	6.0	91	87	4.6
Wholesale data	86	82	4.9	20	21	(4.8)

	438	414	5.8	111	108	2.8

Data revenue growth for both 2006 and Q4 2005-06 has been driven by increased managed IP data services, while revenue from traditional data services has declined for both 2006 and Q4 2005-06.

Managed IP data services revenue increased by $28 million (21.1%) for 2006 and $8 million (22.2%) for Q4 2005-06 compared to the corresponding periods in the prior year. Lanlink decreased $1 million for Q4 2005-06 substantially due to a migration of customers to Private office. Private office and high speed data growth of $25 million for 2006 and $9 million for Q4 2005-06 reflects growth in Private office connectivity and increased management of customers’ private office networks, combined with some product migration from Lanlink.

Traditional data services revenue decreased by $4 million (1.4%) for 2006 and $5 million (6.9%) for Q4 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband and Internet Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Broadband revenue ($m)
Broadband revenue	248	178	39.3	63	54	16.7
Value added services revenue	18	16	12.5	5	4	25.0

Total broadband revenue	266	194	37.1	68	58	17.2
Retail	232	184	26.1	60	53	13.2
Wholesale	34	10	240.0	8	5	60.0

	266	194	37.1	68	58	17.2
Broadband connections* (000s)
Residential
Retail	279	165	69.0
Resale (Jestream partnering programme)	—	11	(100.0)

	279	176	58.5
Business
Retail	56	39	43.6
Resale (Jestream partnering programme)	—	8	(100.0)

	56	47	19.1
Total Connections
Retail	335	223	50.2
Wholesale	100	35	185.7

Total Connections	435	258	68.6
Internet revenue ($m)
Internet revenue	70	91	(23.1)	15	20	(25.0)
Active dial-up customers at period end (000s)	310	374	(17.1)
Total dial-up hours (m)	93.2	130.2	(28.4)	19.8	27.8	(28.8)
Average hours per active customer per month	22.7	26.8	(15.3)	20.2	24.2	(16.5)

Total Broadband and Internet Revenue ($m)	336	285	17.9	83	78	6.4

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $51 million (17.9%) for 2006 and $5 million (6.4%) for Q4 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband revenue increased by $72 million (37.1%) for 2006 and $10 million (17.2%) for Q4 2005-06 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s broadband service. Total broadband connections of approximately 435,000 at 30 June 2006 increased by 177,000 (68.6%) from 30 June 2005, and by 51,000 since 31 March 2006 with retail residential connections increasing 35,000, retail business connections increasing 4,000 and wholesale connections increasing 12,000. Telecom no longer distinguishes between residential and business connections for its wholesale connections, and as a result wholesale connections are now reported on a total basis.

Internet revenue decreased $21 million (23.1%) for 2006 and $5 million (25.0%) for Q4 2005-06 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 310,000 at 30 June 2006 decreased by 64,000 (17.1%) from 30 June 2005.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Procurement	146	100	46.0	45	29	55.2
Software solutions	17	21	(19.0)	4	5	(20.0)
IT solutions	156	152	2.6	40	50	(20.0)
Network delivered services	15	10	50.0	6	4	50.0
Other revenues	12	25	(52.0)	2	12	(83.3)

Total IT Services Revenue	346	308	12.3	97	100	(3.0)

IT services revenue increased by $38 million (12.3%) for 2006 and decreased by $3 million (3.0%) for Q4 2005-06 compared to the corresponding periods in the prior year. Included in the nine months revenue growth is Computerland revenue of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue grew $19 million (6.2%) for 2006 due to growth in the existing IT services business.

The decrease in Q4 2005-06 IT services revenue was due to a $10 million decrease in IT solutions revenue with Q4 2004-05 including a number of one-off deals, and a $10 million decrease in other revenues with Q4 2004-05 including Australian operations which were transferred to AAPT in the current financial year. The decreases were largely offset by strong growth in procurement revenue of $16 million.

Directories Revenue

Directories revenue of $248 million increased by $19 million (8.3%) for 2006 and $4 million (9.8%) for Q4 2005-06 compared to the corresponding periods in the prior year, driven by both price and volume increases in print directories and increasing revenues from online services.

NZ OPERATIONS

Other Operating Revenue

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Other operating revenue
Equipment sales	34	38	(10.5)	8	9	(11.1)
Other International	28	29	(3.4)	4	7	(42.9)
Other miscellaneous revenue	48	50	(4.0)	9	13	(30.8)

	110	117	(6.0)	21	29	(27.6)

Other operating revenue decreased by $7 million (6.0%) for 2006 and $8 million (27.6%) for Q4 2005-06.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue increased by $11 million (18.0%) for 2006 and $8 million (80.0%) for Q4 2005-06 compared to the corresponding periods in the prior year.

Operations and Support Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Labour ($m)
Wired	346	324	6.8	90	84	7.1
Wireless	44	35	25.7	11	9	22.2
IT Services	116	120	(3.3)	30	32	(6.3)
International	25	25	—	6	6	—

	531	504	5.4	137	131	4.6
Personnel numbers
Total staff at 30 June	6,677	6,236	7.1

Labour expense increased by $27 million (5.4%) for 2006 and $6 million (4.6%) for Q4 2005-06 compared to the corresponding periods in the prior year. Included within the increased labour expense is Computerland labour of $4 million for July and August 2005. Excluding Computerland labour, total labour costs increased by $23 million (4.6%) for 2006, due to a combination of additional resources focused on key customer related areas (including call centre support and frontline sales), insourcing core activities (broadband helpdesk and IT operations staff) and salary increases in line with market movements.

NZ OPERATIONS

Personnel numbers of 6,677 at 30 June 2006 increased by 441 (7.1%) compared to 30 June 2005. The increase in personnel numbers results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales).

Intercarrier costs

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Land to mobile, mobile to 0800 interconnection	105	118	(11.0)	21	29	(27.6)
Mobile interconnection	112	107	4.7	24	29	(17.2)
International settlements	283	243	16.5	77	63	22.2

	500	468	6.8	122	121	0.8

Intercarrier costs increased by $32 million (6.8%) for 2006 and $1 million (0.8%) for Q4 2005-06 compared to the corresponding periods in the prior year, with the increase largely due to increasing international settlement costs.

Land to mobile and mobile to 0800 interconnection decreased by $13 million (11.0%) for 2006 and $8 million (27.6%) for Q4 2005-06 due to reduced costs paid to interconnection carriers. Mobile interconnection increased by $5 million (4.7%) for 2006 and decreased $5 million (17.2%) for Q4 2005-06, with the 2006 increase due to increased data volumes, and the Q4 2005-06 decrease due to reduced costs paid to interconnection carriers. See “Interconnection Revenue” for the corresponding increase in interconnection revenue.

International settlement costs increased by $40 million (16.5%) for 2006 and $14 million (22.2%) for Q4 2005-06 compared to the corresponding periods in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue).

NZ OPERATIONS

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Other operating expenses
Direct costs:
Direct contractor costs	137	133	3.0	38	34	11.8
International cable maintenance and restoration	11	13	(15.4)	2	4	(50.0)
Support contracts and other direct costs	86	98	(12.2)	23	23	—

Total direct costs	234	244	(4.1)	63	61	3.3
Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	289	269	7.4	58	73	(20.5)
IT services	180	146	23.3	51	48	6.3
Broadband and internet, directories & other	102	94	8.5	24	20	20.0

Total other sales costs	571	509	12.2	133	141	(5.7)
Computer costs	136	132	3.0	34	35	(2.9)
Advertising, promotions and communications	92	88	4.5	21	25	(16.0)
Accommodation costs	84	74	13.5	21	20	5.0
Outsourcing	23	30	(23.3)	5	7	(28.6)
Travel	14	17	(17.6)	3	4	(25.0)
Bad Debts	19	19	—	2	4	(50.0)
Other	63	68	(7.4)	21	15	40.0

	1,236	1,181	4.7	303	312	(2.9)

Other operating expenses increased by $55 million (4.7%) for 2006 and decreased by $9 million (2.9%) for Q4 2005-06 compared to the corresponding periods in the prior year. Included within the increase were other operating expenses associated with the Computerland business of $14 million for July and August 2005. Excluding the growth attributable to Computerland, other operating expenses increased $41 million (3.5%) for 2006.

Direct costs decreased by $10 million (4.1%) for 2006 and increased by $2 million (3.3%) for Q4 2005-06 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher broadband connections, particularly in Q4 2005-06.

Other sales costs increased by $62 million (12.2%) for 2006 and decreased by $8 million (5.7%) for Q4 2005-06 compared to the corresponding periods in the prior year. Included within the 2006 increase were other sales costs associated with the Computerland business of $12 million for July and August 2005. Excluding this, other sales costs increased $50 million (9.8%) for 2006.

Mobile acquisitions, upgrades and dealer commissions increased by $20 million (7.4%) for 2006 and decreased by $15 million (20.5%) for Q4 2005-06 compared to the corresponding periods in the prior

NZ OPERATIONS

year. The increase for 2006 was driven by growth in connections in the first three quarters of the 2006 year. The decrease for Q4 2005-06 was driven by lower volumes.

Other sales costs for IT services, excluding the growth attributable to Computerland, increased by $22 million (15.0%) for 2006 and $3 million (6.3%) for Q4 2005-06, compared to the corresponding periods in the prior year. This increase was driven principally by growth in the procurement business.

Broadband and internet, directories and other costs increased by $8 million (8.5%) for 2006 and $4 million (20.0%) for Q4 2005-06, largely due to the increase in broadband connections.

Advertising, promotions and communications costs increased by $4 million (4.5%) for 2006 and decreased by $4 million (16.0%) for Q4 2005-06. The decrease in Q4 2005-06 is largely due to lower mobile advertising costs.

Accommodation costs increased by $10 million (13.5%) for 2006 and $1 million (5.0%) for Q4 2005-06 largely due to higher lease and rental costs and higher electricity costs.

Other expenses decreased by $5 million (7.4%) for 2006 and increased by $6 million (40.0%) for Q4 2005-06, with the 2006 decrease due to lower legal and training expenses, and higher foreign exchange gains.

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Depreciation
Wired	310	301	3.0	79	76	3.9
Wireless	60	76	(21.1)	15	19	(21.1)
IT Services	8	9	(11.1)	2	3	(33.3)
International	33	30	10.0	9	7	28.6

	411	416	(1.2)	105	105	—
Amortisation
Wired	66	64	3.1	17	18	(5.6)
Wireless	14	12	16.7	4	3	33.3
IT Services	—	1	(100.0)	—	—	—
International	35	34	2.9	9	9	—

	115	111	3.6	30	30	—
Total Depreciation and Amortisation ($m)	526	527	(0.2)	135	135	—

Depreciation and amortisation decreased by $1 million (0.2%) for 2006 and was stable for Q4 2005-06 compared to the corresponding periods in the prior year.

Amortisation expense primarily relates to software assets (Wired), spectrum licences (Wireless) and international cable capacity (International).

The decline in the Wireless depreciation of $16 million (21.1%) for 2006 is due largely to the final impairment on the TDMA mobile network recorded in Q4 2004-05.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Business marketing units, and shared support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Local service	32	38	(15.8)	8	8	—
Calling	417	449
Interconnection	42	43	(7.1)	100	107	(6.5)
Mobile	95	129	(2.3)	11	12	(8.3)
Data	164	188	(26.4)	21	26	(19.2)
Broadband and internet	112	91	(12.8)	39	45	(13.3)
Resale	363	336	23.1	32	24	33.3
Other operating revenue	80	80	8.0	108	84	28.6
Internal revenue	18	17	—	26	19	36.8

	1,323	1,371	(3.5)	348	328	6.1
Operating expenses
Labour	209	189	10.6	55	49	12.2
Intercarrier costs	699	717	(2.5)	189	171	10.5
Other operating expenses	257	241	6.6	66	56	17.9
Internal expenses	74	61	21.3	18	11	63.6

	1,239	1,208	2.6	328	287	14.3
EBITDA*	84	163	(48.5)	20	41	(51.2)
Depreciation	119	130	(8.5)	31	34	(8.8)
Amortisation	50	30	66.7	14	10	40.0

(Loss)/earnings from operations	(85)	3	NM	(25)	(3)	NM
Business Unit Contribution
Australian Consumer	138	155	(11.0)	37	37	—
Australian Business	181	228	(20.6)	48	59	(18.6)
Support Functions	(235)	(220)	6.8	(65)	(55)	18.2

EBITDA*	84	163	(48.5)	20	41	(51.2)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The AUD strengthened against the NZD, increasing 2.7% for the year ended 30 June 2006 compared to the corresponding period in the prior year. This had a relatively minor impact on reported full year results. Movements in exchange rates had a more substantial impact on NZD results of Australian operations for the quarter, with the strengthening AUD resulting in an increase in reported NZD revenues and expenses of approximately 11%.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Year ended 30 June			Quarter ended 30 June
	2006 A$m	2005 A$m	Change %	2006 A$m	2005 A$m	Change %
Operating revenues
Local service	29	36	(19.4)	7	9	(22.2)
Calling	376	413	(9.0)	85	99	(14.1)
Interconnection	37	40	(7.5)	9	11	(18.2)
Mobile	86	123	(30.1)	17	26	(34.6)
Data	148	174	(14.9)	33	41	(19.5)
Broadband and internet	101	84	20.2	27	22	22.7
Resale	325	310	4.8	90	78	15.4
Other operating revenue	74	75	(1.3)	27	21	28.6
Internal revenue	16	16	—	2	4	(50.0)

	1,192	1,271	(6.2)	297	311	(4.5)
Operating expenses
Labour	190	175	8.6	48	46	4.3
Intercarrier costs	630	664	(5.1)	162	162	—
Other operating expenses	230	223	3.1	54	51	5.9
Internal expenses	67	57	17.5	16	11	45.5

	1,117	1,119	(0.2)	280	270	3.7
EBITDA*	75	152	(50.7)	17	41	(58.5)
Depreciation	110	120	(8.3)	30	32	(6.3)
Amortisation	41	28	46.4	8	8	—

(Loss)/earnings from operations	(76)	4	NM	(21)	1	NM
Business Unit Contribution
Australian Consumer	123	143	(14.0)	31	34	(8.8)
Australian Business	161	211	(23.7)	39	56	(30.4)
Support Functions	(209)	(202)	3.5	(53)	(49)	8.2

EBITDA*	75	152	(50.7)	17	41	(58.5)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

An analysis of Australian Operation’s results by business units follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in AUD.

Australian Operations have continued to operate in an intensely competitive market. AAPT continues to focus on the small to medium enterprise and mass-market segments with an acceleration of investment in product development, indirect channels, telesales capability and business support and operating support systems. In the year ended 30 June 2006, capital expenditure of A$40 million has been made as part of these ongoing strategic initiatives. These initiatives have also had a negative impact on operating expenditure. Gen-i Australia continues to focus on the enterprise and Information Technology and Telecommunications segments.

AUSTRALIAN OPERATIONS

There are a number of disputes and uncertainties between AAPT and the carriers it uses. The accounting treatment adopted reflects management’s assessment of the most likely outcome for all of the key disputes. These include:

•	AAPT’s previous contract with Telstra expired on 31 December 2005. Following this date, Telstra tabled revised contractual arrangements with adverse terms and conditions to the previous contract. AAPT and Telstra continue to discuss the basis of future supply arrangements and have been unable to reach agreement to date. The latest contractual offer from Telstra has subsequently been withdrawn by Telstra;

•	In addition to the change in contractual arrangements, wholesale residential line rental prices were increased by Telstra in December 2005. This increase was the basis of a dispute lodged with the ACCC, and in April 2006 the ACCC issued a competition notice against Telstra alleging anti-competitive conduct. AAPT has accounted for the consumer line rental costs at the historic rates;

•	There are a number of other substantive disputes with Telstra related to 1-900 charges and interconnect;

•	There is uncertainty around the timing and nature of the resolution of these disputes. As at 30 June 2006, approximately $28m was subject to dispute and being withheld. Management has separately estimated possible outcomes and accounted for intercarrier costs accordingly; and

•	Local call prices and local call override penalties have been accrued for based on the current Telstra agreement.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer unit includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2006 A$m	2005 A$m	Change %	2006 A$m	2005 A$m	Change %
Operating revenues
Calling	179	206	(13.1)	39	49	(20.4)
Mobile	64	98	(34.7)	13	20	(35.0)
Data	4	3	33.3	1	(1)	(200.0)
Broadband and internet	36	17	111.8	12	7	71.4
Resale	267	277	(3.6)	67	69	(2.9)
Other operating revenue	6	2	200.0	3	1	200.0

	556	603	(7.8)	135	145	(6.9)
Operating expenses
Labour	16	11	45.5	4	3	33.3
Intercarrier costs	337	361	(6.6)	85	88	(3.4)
Other operating expenses	73	82	(11.0)	13	19	(31.6)
Internal expenses	7	6	16.7	2	1	100.0

	433	460	(5.9)	104	111	(6.3)
Business Unit Contribution	123	143	(14.0)	31	34	(8.8)

NM = Not a Meaningful Comparison

Overview of Results

Revenues decreased by $47 million (7.8%) for 2006 and $10 million (6.9%) for Q4 2005-06 compared to the prior corresponding period. One of the largest factors in the decrease was a decline in mobile revenues due to the decision to move away from selling mobile as a stand-alone product and the sale of the prepaid base to Commiditel in December 2005. Calling revenue declined as a result of price decreases reflecting capped offerings. Broadband and internet revenue grew in line with an increase in customers and the new offers in the market targeting broadband customers.

Business unit contribution decreased by $20 million (14.0%) for 2006 and $3 million (8.8%) for Q4 2005-06 compared to the corresponding period in the prior year.

The active fixed line customer base at 30 June 2006 of 444,000 increased by 1.4% compared to the prior year. Full service customers increased by 6.0% to 92.0% of the fixed line base and bundled customers increased by 75.7% to 51.0% of the fixed line base compared to the prior year. This has resulted in a 12.7% increase in total services to 798,000 compared to the prior year.

AUSTRALIAN CONSUMER

Calling and Resale Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue (A$m)	46	64	(28.1)	6	15	(60.0)
Call minutes (m)	742	792	(6.3)	180	193	(6.7)
Average price (A$ cents)	6.2	8.0	(22.5)	3.1	7.8	(60.3)
Calls to mobile networks
Revenue (A$m)	104	112	(7.1)	25	27	(7.4)
Call minutes (m)	279	283	(1.4)	71	67	6.0
Average price (A$ cents)	37.3	39.4	(5.3)	37.3	40.3	(7.4)
International calling revenue
Total International calling (A$m)	29	30	(3.3)	8	7	14.3
Call minutes (m)	146	156	(6.4)	36	37	(2.7)
Average price (A$ cents)	19.9	19.5	2.1	21.1	18.9	11.6
Total calling revenue (A$m)	179	206	(13.1)	39	49	(20.4)
Resale revenue (A$m)	267	277	(3.6)	67	69	(2.9)

Total calling and resale revenue (A$m)	446	483	(7.7)	106	118	(10.2)
Fixed line customer numbers (000s)	444	438	1.4
Average revenue per fixed line customer (A$ per month)	83.9	91.9	(8.7)	79.6	89.8	(11.4)

In total, calling and resale revenue of $446 million for 2006 and $106 million for Q4 2005-06 decreased by $37 million (7.7%) and $12 million (10.2%) respectively, compared to the prior corresponding period. The volume of national calling and calls to mobile networks minutes fell in the year ended 30 June 2006 as a result of fixed to mobile substitution. Average revenue per minute for national calling and calls to mobile networks declined due to an increase in average call duration and price caps.

The fixed line customer base at 30 June 2006 increased by 1.4% compared to the prior year. Average revenue per fixed line customer was 8.7% lower for 2006 and 10.6% lower in Q4 2005-06, driven by the move to capped offers. AAPT continues to target customers who are higher end users of voice products as well as customers who use multiple services. 51.0% of fixed line customers now buy internet and/or mobile services in addition to fixed line offerings, up from 46.4% in Q3 2005-06 and 40.5% in Q2 2005-06.

AUSTRALIAN CONSUMER

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Mobile revenue (A$m)	64	98	(34.7)	13	20	(35.0)
Call minutes (m)	91	122	(25.4)	16	26	(38.5)
Connections at period end (000s)
Postpaid - Bundled	103	47	119.1
Postpaid - Stand Alone	59	78	(24.4)

Postpaid - Total	162	125	29.6
Prepaid	—	33	(100.0)

Total	162	158	2.5
ARPU (A$ per month)	32.6	52.0	(37.3)	25.4	42.8	(40.7)

Mobile revenue declined by $34 million (34.7%) for 2006 and $7 million (35.0%) in Q4 2005-06 compared to the corresponding period in the prior year. Of the $34 million decrease for 2006, $8 million was due to a shift away from handset sales and $2 million was due to the loss of prepaid revenue, while the remainder of the decrease was the result of lower stand alone customer numbers partially offset by the increase in bundled customer numbers.

While total postpaid mobile connections increased by 29.6% year on year, the mix between bundled and stand-alone connections changed markedly. The percentage of bundled connections increased from 37.6% at 30 June 2005 to 63.5% at 30 June 2006. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

The decrease in the number of prepaid mobile connections is a result of the sale of the prepaid customer base to Commiditel at the end of Q2 2005-06.

Data Revenue

Data revenue is predominantly Foxtel subscriptions (4,000 subscribers) and has increased slightly for 2006 and Q4 2005-06 compared to the prior corresponding period.

Broadband and Internet Revenue

Broadband and internet revenue increased $19 million for 2006 and $5 million for Q4 2005-06 compared to the prior corresponding period. This increase was the result of growth in broadband customers, partly offset by price decreases driven by competitive activity in the sector. Broadband customer numbers have grown at a steady rate from 27,000 at 30 June 2005 to 102,000 at 30 June 2006 (a year on year increase of 277.8%). Dialup customers have remained steady at 90,000.

AUSTRALIAN CONSUMER

Operating Expenses

Labour

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	16	11	45.5	4	3	33.3
Personnel numbers
Total staff at 30 June	139	126	10.3

The labour expense increased by $5 million (45.5%) for 2006 and $1 million (33.3%) in Q4 2005-06 respectively compared to the prior corresponding period. The increase was primarily due to the recruitment of additional customer care and sales resources in the telesales centre.

Intercarrier costs

Intercarrier costs decreased by $24 million (6.6%) for 2006 and $3 million (3.4%) in Q4 2005-06 respectively compared to the prior corresponding period. Lower intercarrier costs in the first half of the year reflected lower calling volumes as well as rebates from previous wholesale agreements with Telstra. Refer to the discussion of uncertainties impacting intercarrier costs as a result of disputes with suppliers in the introduction to the Australian Operations section.

Other operating expenses

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Dealer commissions	24	24	—	6	4	50.0
Advertising, promotions and communications	26	18	44.4	3	6	(50.0)
Bad debts	7	18	(61.1)	1	4	(75.0)
Other sales costs	5	6	(16.7)	—	(8)	(100.0)
Other operating expenses	11	16	(31.3)	3	13	(76.9)

	73	82	(11.0)	13	19	(31.6)

Other operating expenses decreased by $9 million (11.0%) for 2006 and $6 million (31.6%) for Q4 2005-06 respectively compared to the prior corresponding period. This was primarily due to the reduction in bad debts. Bad debt expense decreased in the year ended 30 June 2006 due to improved debtor management and collection performance. Advertising costs increased markedly in the year ended 30 June 2006 to support the launch of new products.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business unit includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the IT and telecommunications services provided by Gen-i Australia to corporate customers.

Australian Business - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2006 A$m	2005 A$m	Change %	2006 A$m	2005 A$m	Change %
Operating revenues
Local service	29	36	(19.4)	7	9	(22.2)
Calling	197	208	(5.3)	46	51	(9.8)
Interconnection	37	39	(5.1)	9	10	(10.0)
Mobile	23	25	(8.0)	5	6	(16.7)
Data	144	171	(15.8)	32	41	(22.0)
Broadband and internet	65	67	(3.0)	15	16	(6.3)
Resale	58	33	75.8	23	9	155.6
Other operating revenue	68	74	(8.1)	24	20	20.0
Internal revenue	17	16	6.3	3	4	(25.0)

	638	669	(4.6)	164	166	(1.2)
Operating expenses
Labour	66	51	29.4	18	13	38.5
Intercarrier costs	292	304	(3.9)	76	75	1.3
Other operating expenses	62	55	12.7	18	14	28.6
Internal expenses	57	48	18.8	13	8	62.5

	477	458	4.1	125	110	13.6
Business Unit Contribution	161	211	(23.7)	39	56	(30.4)

Overview of Results

Revenue declined by $31 million (4.6%) for 2006 and $2 million (1.2%) for Q4 2005-06 compared to the corresponding period in the prior year. Year on year, volumes have remained relatively stable or have grown across most targeted lines, however prices have fallen considerably across all voice, interconnect and internet products. In Q4 2005-06, calling volumes and revenue decreases in the retail market were offset by increased volumes with lower prices in the wholesale business. Resale revenues grew in both retail and wholesale while the loss of a high volume, low margin data contract, and the conclusion of the VicOne and Customs Tradegate contracts negatively impacted data revenues.

Business unit contribution decreased by $50 million (23.7%) for 2006 and $17 million (30.4%) for Q4 2005-06 compared to the corresponding period in the prior year due to the impacts of price and churn.

AUSTRALIAN BUSINESS

Local Service Revenue

Local service revenue decreased by $7 million (19.4%) for 2006 and $2 million (22.2%) for Q4 2005-06 compared to the corresponding period in the prior year. This was due to volume decreases in both the retail and wholesale businesses.

Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue (A$m)	57	72	(20.8)	14	18	(22.2)
Call minutes (m)	1,130	1,216	(7.1)	268	266	0.8
Average price (A$ cents)	5.1	5.9	(13.6)	5.4	6.6	(18.2)
Calls to mobile networks
Revenue (A$m)	80	81	(1.2)	19	20	(5.0)
Call minutes (m)	450	380	18.4	117	103	13.6
Average price (A$ cents)	17.8	21.6	(17.6)	15.4	19.4	(20.6)
International calling revenue
Revenue (A$m)	60	55	9.1	13	13	—
Call minutes (m)	731	620	17.9	157	166	(5.4)
Average price (A$ cents)	8.3	8.8	(5.7)	8.6	7.8	10.3

Total calling revenue (A$m)	197	208	(5.3)	46	51	(9.8)

Revenue from national calls decreased by $15 million (20.8%) for 2006 and $4 million (22.2%) for Q4 2005-06 compared to the corresponding period in the prior year. National volumes decreased 7.1% for 2006 due to the loss of a high volume, low margin corporate customer and general declines in other retail and corporate customer volumes, but were stable for Q4 2005-06.

Revenue from calls to mobile networks decreased by 1.2% for 2006 and 5.0% for Q4 2005-06 compared to the corresponding period in the prior year. Wholesale volume growth was offset by a decline in retail volume and lower prices.

Revenue from International calls increased by $5 million (9.1%) for 2006 and was stable for Q4 2005-06 compared to the corresponding period in the prior year. This was due to a significant increase in call minutes of 17.9% for 2006 offset in part for the year by lower average prices.

Interconnection Revenue

Interconnection revenue was down by $2 million (5.1%) for 2006 and $1 million (10.0%) for Q4 2005-06 compared to the corresponding period in the prior year.

AUSTRALIAN BUSINESS

Data Revenue

Data revenue decreased by $27 million (15.8%) for 2006 and $9 million (22.0%) for Q4 2005-06 compared to the corresponding period in the prior year. This was due to the loss of one large volume, low margin corporate customer, the churn of the VicOne business, the loss of the Custom’s Tradegate contract and price erosion on the negotiation of new contracts.

Broadband and Internet Revenue

Broadband and internet revenue decreased by $2 million (3.0%) for 2006 but was stable for Q4 2005-06 compared to the corresponding period in the prior year. IP revenue has remained relatively stable as volume declines in the retail business were offset by growth in the wholesale business, despite a continuation of aggressive pricing in the market.

Resale Revenue

Resale revenue increased by $25 million (75.8%) for 2006 and $14 million (155.6%) for Q4 2005-06 compared to the corresponding period in the prior year. Growth occurred in both the retail and wholesale businesses.

Other Operating Revenue

Other operating revenue decreased by $6 million (8.1%) for 2006 and $4 million (20.0%) for Q4 2005-06 compared to the corresponding period in the prior year due to lower project revenue and equipment sales. The lower project revenue reflects the deferral of project spend by enterprise customers of Gen-i Australia.

Operating Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	66	51	29.4	18	13	38.5
Personnel numbers
Total staff at 30 June	514	412	24.8

Labour costs increased by $15 million (29.4%) for 2006 and $5 million (38.5%) for Q4 2005-06 compared to the corresponding period in the prior year reflecting higher personnel numbers. Total staff numbers increased by 102 (24.8%) between 30 June 2005 and 30 June 2006. The largest contributors to this increase were strategic initiatives announced to reposition the business as part of which the existing telesales centres were expanded and new outbound telesales centres established in Brisbane from February 2005 and Melbourne from May 2005. These positions have been used to target small to medium enterprise and mass-market segments.

AUSTRALIAN BUSINESS

Intercarrier Costs

Intercarrier costs decreased by $12 million (3.9%) for 2006 and $1 million (1.3%) for Q4 2005-06 compared to the corresponding period in the prior year. Lower intercarrier costs in the first half of the year included rebates from previous wholesale agreements with Telstra. Refer to the discussion of uncertainties impacting intercarrier costs as a result of disputes with suppliers in the introductions to the Australian Operations section.

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Direct costs	16	20	(20.0)	6	5	20.0
Advertising, promotions and communications	8	6	33.3	1	1	—
Accomodation and travel	2	2	—	—	1	(100.0)
Bad debts	4	3	33.3	2	(1)	—
Other sales costs	14	9	55.6	4	4	—
Other operating expenses	18	15	20.0	5	4	25.0

	62	55	12.7	18	14	28.6

Direct costs are driven in part by project revenue and decreased by $4 million (20.0%) for 2006 but increased by $1 million (20.0%) for Q4 2005-06 compared to the corresponding period in the prior year due to lower project activity in Gen-i Australia. Bad debt expense increased by $1 million (33.3%) for 2006. Advertising costs increased by $2 million (33.3%) for 2006 but were stable for Q4 2005-06 due to increased business marketing activities in the first half of 2005-06.

SUPPORT FUNCTIONS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business units. An analysis of support function costs is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	108	112	(3.6)	26	29	(10.3)
Other operating expenses (A$m)	98	86	14.0	26	18	44.4
Internal expenses (A$m)	3	4	(25.0)	1	2	(50.0)

Business Unit Contribution (A$m)	(209)	(202)	3.5	(53)	(49)	8.2
Personnel numbers
Total staff at 30 June	1,446	1,520	(4.9)

Labour

Labour costs decreased by $4 million (3.6%) for 2006 and $3 million (10.3%) for Q4 2005-06 compared to the corresponding period in the prior year. The decrease reflects lower contractor costs and lower average staff numbers.

Other operating expenses

Total other operating expenses increased by $12 million (14.0%) for 2006 and by $8 million (44.4%) for Q4 2005-06 compared to the corresponding period in the prior year largely due to the fact that certain costs are no longer reallocated to the Consumer and Business marketing units.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Depreciation	110	120	(8.3)	30	32	(6.3)
Amortisation	41	28	46.4	8	8	—

	151	148	2.0	38	40	(5.0)

Depreciation decreased by $10 million (8.3%) for 2006 and by $2 million (6.3%) for Q4 2005-06 compared to the corresponding period in the prior year. The increase in amortisation of $13 million (46.4%) for the year ended 30 June 2006 is due to increased capital expenditure on software assets.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Year ended 30 June			Quarter ended 30 June
	2006	2005	Change %	2006	2005	Change %
Revenue
Other operating revenue ($m)	11	17	(35.3)	2	10	(80.0)
Internal revenue ($m)	4	4	—	1	3	(66.7)

	15	21	(28.6)	3	13	(76.9)
Operating expenses
Labour ($m)	56	45	24.4	13	11	18.2
Computer costs ($m)	6	9	(33.3)	2	2	—
Advertising ($m)	18	4	350.0	8	2	300.0
Other operating costs ($m)	46	44	4.5	15	15	—
Internal expenses ($m)	1	—	NM	—	—	—

	127	102	24.5	38	30	26.7
Depreciation and amortisation
Depreciation ($m)	—	1	(100.0)	—	—	—
Amortisation of intangibles ($m)	10	10	—	2	3	(33.3)

	10	11	(9.1)	2	3	(33.3)
Personnel numbers
Total staff at 30 June	360	254	41.7

NM = Not a Meaningful Comparison

Corporate operating expenses increased by $25 million (24.5%) for 2006 and $8 million (26.7%) for Q4 2005-06. A review was undertaken in the first half of 2005 that led to the centralisation of a number of activities, notably legal, human resources and corporate sponsorship. Labour expense increased, partly as a result of increased staff numbers in the legal group to allow more legal work to be performed in-house, generating savings across the organisation. The increase in advertising expense was largely a function of the centralisation of group sponsorship and other marketing costs.

CAPITAL EXPENDITURE

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Wired
Growth	203	202	0.5	50	55	(9.1)
Upgrades and replacements	140	122	14.8	47	42	11.9
New Investment
Product development	21	10	110.0	10	3	233.3
New network capability	73	42	73.8	24	17	41.2
New IS capability	42	50	(16.0)	14	12	16.7

Total New Investment	136	102	33.3	48	32	50.0
Total Wired	479	426	12.4	145	129	12.4
Wireless	93	89	4.5	25	20	25.0
International	14	35	(60.0)	6	2	200.0
Australian Operations	131	118	11.0	42	38	10.5
Corporate and Other	34	35	(2.9)	13	16	(18.8)

	751	703	6.8	231	205	12.7

Total capital expenditure of $751 million increased by $48 million (6.8%) for 2006 and by $26 million (12.7%) for Q4 2005-06. The 2006 increase in expenditure is across all business areas except International and Corporate and Other.

The Wired investment for growth of $203 million increased by $1 million (0.5%) for 2006 and decreased by $5 million (9.1%) for Q4 2005-06 compared to the corresponding prior periods. This increase is driven largely by increased demand for data services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

Wired upgrades and replacements investment of $140 million increased by $18 million (14.8%) for 2006 and by $5 million (11.9%) for Q4 2005-06 compared to the corresponding prior periods. The increase in 2006 is driven largely by planned increased activity, including the renewal of core network capability, information systems for improved robustness, and refreshing client networks. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, mobile phones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

Wired investment in new capabilities of $136 million increased by $34 million (33.3%) for 2006 and $16 million (50.0%) for Q4 2005-06 compared to the corresponding prior periods. The increase in 2006 is due largely to network infrastructure investment and development of new services including Ferrit. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability).

Wireless investment of $93 million increased by $4 million (4.5%) for 2006 and by $5 million for Q4 2005-06 compared to the prior comparative periods. The increase reflects the growth in the data services and the expansion of the EV-DO 3G mobile network coverage into provincial centres.

International investment of $14 million reduced by $21 million (60.0%) for 2006 and increased by $4 million for Q4 2005-06. This reduction reflects the purchase of Southern Cross Cable capacity.

Australian Operations investment for 2006 of $131 million increased by $13 million (11.0%) compared to 2005. Expenditure for 2006 continued to move away from networks towards ‘enabling’ infrastructure such as call centre functionality and IT platforms.

For the year ended 30 June 2007, Telecom currently expects total capital expenditure of approximately $800 million. Of the $800 million, approximately $495 million relates to Wired, $100 million to Wireless, $26 million to International, $145 million to Australian Operations and $34 million to Corporate and Other.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Bill 2006

In February 2006 the Government announced that it was to undertake a stock-take of the telecommunications regulatory environment. The Minister for Telecommunications met with industry participants and key stakeholders to seek views. The stock-take had no public terms of reference and there was no indication of the specific measures the Government was contemplating.

On Thursday 29 June the Telecommunications Amendment Bill was introduced to Parliament and was referred to the Finance and Expenditure Select Committee. Closing date for written submissions to the Committee is 11 August.

The Bill proposes the following key changes to the existing telecommunications regulatory regime:

•	Sector monitoring – the Commerce Commission to be given powers to monitor the telecommunications sector.

•	Move away from commercial primacy – access seekers to be able to apply for determination of a service irrespective of whether there is an agreement in place in relation to that service (or an agreement not to seek a determination). However, the requirement that parties make reasonable efforts to negotiate before seeking a determination would remain.

•	Standard terms for supply – the Commission, on its own initiative, would be able to impose standard terms for the supply of services on all access providers.

•	Removal of sunset clauses – designated and specified services would no longer automatically expire after 5 years, but the Commission would have to consider whether to initiate a review of a service after 5 years.

•	Information disclosure requirements/Accounting separation – the Commission would be able to require Telecom to disclose information about the operation and behaviour of its wholesale and retail activities, which requires accounting separation of Telecom. The Bill suggests giving the Commission broad powers in relation to accounting separation, what information is provided, and how information is accounted for. The Commission can also require all access providers to disclose information about the operation of prescribed businesses in order to monitor and facilitate compliance with access principles.

•	TSO – various minor changes to the TSO.

•	Enforcement – there are new and more onerous enforcement provisions included in the Bill. In particular it is suggested that the Commission should be able to itself impose penalties of up to $2,000, or apply to the High Court, which can issue penalties of up to $300,000 or up to $1m for breaches of the requirements of the accounting separation regime. The Bill also suggests other parties should have the ability to apply for the Commission to take enforcement action, for example in relation to a determination.

•	Extension of UBS designation – proposed changes to the designation include no constraint on upstream speed; naked DSL; pricing (retail minus, including bundled prices);

•	Proposed new designated services – include LLU, co-location for LLU; 2 backhaul services for LLU.

•	Undertakings – would provide access providers with an alternative mechanism to supply a service to all access seekers under a voluntary undertaking.

In response to the introduction of the Bill, Telecom proactively initiated the establishment of industry user groups with the goal of tackling and resolving the technical issues associated with LLU and UBS in a collaborative way. The first of these industry user group meetings to assist with the early roll-out of the new regulated services was held successfully in July 2006. Once the Bill has been through the Select Committee process it will be re-introduced into Parliament and post submissions further changes to the final form of legislation would be expected.

At the same time, the Government has encouraged the Select Committee to seek submissions on separation options, and has requested officials to continue to consider separation options in parallel to the Select Committee process.

Mobile Termination Rates

The Commerce Commission has undertaken an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commerce Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

On 1 May 2006 the Commission’s final report was released. This recommends that the government regulate mobile termination rates for fixed to mobile calls at Total Service Long Run Incremental Cost (“TSLRIC”). This would cover all call types including 3G. The Minister must now decide to accept, reject or return the report. Submissions to the Minister closed on 22 May 2006.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commerce Commission issued a final determination in December 2005 in which it required Telecom to provide TelstraClear with bitstream access with a downstream speed set at the technical maximum of Telecom’s equipment, even though this could adversely affect the service availability to some end users.

Telecom and TelstraClear subsequently reached a commercial agreement whereby Telecom provides TelstraClear with two UBS products. As a result of this agreement, TelstraClear is not going to enforce the Commerce Commission Determination for the period of the contract.

In March 2006 ihug and Callplus applied to the Commerce Commission for access to an unconstrained UBS on the terms and conditions set out in the TelstraClear determination. Telecom submitted a response to these applications. The Commerce Commission released its final determination on 22 June 2006 flowing through the TelstraClear determination terms to ihug and Callplus (i.e. Telecom is required to provide unconstrained downstream services with upstream limited to 128k). The price for this service was set at $28.04 +gst. Telecom is now working with the industry to implement and deliver this service. On 19 July 2006, ihug and Callplus filed an appeal of the determination in the High Court, challenging the price. They seek a price of approximately $20. Telecom will oppose the appeal. At this stage it is uncertain whether the Commerce Commission will take part in the proceedings, or the course the proceedings will take.

Review of Designated and Specified Services

Under section 65(1)(a) of the Act, all designated and specified services listed in Schedule 1 of the Act expire 5 years from the day on which they came into force, unless the Commerce Commission determines, following an investigation, to extend the period of operation of the service. In December 2006, the thirteen designated and specified services originally included in Schedule 1 of the Act are due to expire. Those services are:

•	interconnection with Telecom’s fixed PSTN;

•	interconnection with a fixed PSTN other than Telecom’s;

•	retail services offered by means of Telecom’s fixed telecommunications network (“FTN”);

•	residential local access and calling service offered by means of Telecom’s FTN;

•	bundle of retail services offered by means of Telecom’s FTN;

•	retail services offered as part of a bundle by means of Telecom’s FTN;

•	local telephone number portability service;

•	cellular telephone number portability service;

•	national toll-free telephone number portability service;

•	Telecom’s fixed PSTN to mobile carrier pre-selection service;

•	co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited;

•	national roaming service; and

•	co-location on cellular mobile transmission sites.

The Commerce Commission indicated that it would review all of the above services except the following three services: (i) national toll-free telephone number portability service, (ii) Telecom’s fixed PSTN to mobile carrier pre-selection service, and (iii) co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited, and has released a draft decision to renew all of these services for a further 2 years. Telecom did not object to this other than in respect of the mobile co-location and roaming services, which are currently the subject of a separate Commerce Commission review.

Vodafone Fixed PSTN Interconnection Application

In January 2006 Vodafone applied to the Commerce Commission for interconnection with Telecom’s fixed PSTN, which is a regulated service under the Act. Vodafone requested a number of additional conditions be imposed by the Commerce Commission, including limits on Telecom’s ability to set retail charges for calls to Vodafone local numbers.

The Commerce Commission released its draft determination on this application on 19 June 2006, granting each of Vodafone’s requests. Telecom has submitted in response to this draft highlighting the unhelpful precedent effect of allowing the current combination of bill and keep interconnection and retail price caps which applies to Telecom’s fixed to fixed local calls, to be expanded to what are fixed to mobile calls.

Mobile Services Review

On 10 May 2006 the Commerce Commission announced the launch of an investigation into the lack of entry in the mobile market. This investigation will examine existing conditions for entry and regulated services (co-location and roaming), and whether the Commission should launch formal investigations into new or amended mobile regulation. Telecom has met with the Commission to discuss Telecom’s views on this issue.

Legal Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission, and also to clarify whether the Commerce Commission could backdate a final pricing review determination.

In April 2005 the High Court issued its judgment on the pricing review determination. The Court declined to make the declarations relating to the pricing review applied for by Telecom. Telecom appealed and a hearing in the Court of Appeal took place in February 2006. Telecom’s appeal was unsuccessful. This litigation has now been superseded by proposed changes to the Telecommunications Act, so Telecom will not be pursuing the matter further.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under s.98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out.

In November 2005, the Commerce Commission commenced an investigation into Telecom’s acquisition of spectrum from Counties Power. The Commerce Commission has now completed its investigation into Telecom’s acquisition of a block of 3.5GHz spectrum and has concluded in Telecom’s favour – that the acquisition is not likely to breach s47 of the Commerce Act and no further action is necessary.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence in April 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to “Streamline” pricing (retail) and “Carrier Data Pricing” (wholesale) for high speed data transmission. This pricing was introduced in 2000. The Commerce Commission has alleged a breach of section 36 of the Commerce Act. The parties are still undertaking discovery. The hearing is set to commence in August 2007.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2006, Telecom held Southern Cross capacity with a book value of approximately $323 million.

Telecom currently provides debt funding to Southern Cross of US$57.5 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $98 million (including accrued interest). SCCN repaid a further US$7.5 million of the SCCN receivables in late June 2006.

As at 30 June 2006, SCCN was capitalised via US$30 million of shareholders’ equity and had US$115 million of shareholder advances. SCCN also held cash reserves of approximately US$13 million. SCCN expects to collect up to US$89 million from scheduled receipts against previously committed capacity sales.

Subsequent to 30 June 2006, Southern Cross successfully secured a sale of two STM-64s, and has received indications of further interest. Telecom currently expects partial repayment of the outstanding shareholder advances prior to 30 June 2007.

Ferrit

The first phase of the Ferrit business was successfully launched into the market in the current financial year. This business is still in start up phase and investment has been required to build capability and create a brand presence in the market. For the year ended 30 June 2006, this had contributed approximately $12 million to expenses. While the business is expected to start generating revenue in the 2006-07 financial year, the further investment in marketing and capability required to achieve the targeted market position for Ferrit are expected to result in an EBITDA result similar to the current financial year.

International Financial Reporting Standards (“IFRS”)

Telecom adopted NZ IFRS from 1 July 2005, which resulted in changes to some of its accounting policies. As prescribed by these new standards, the 2004-05 financial results were restated in accordance with these new policies. A detailed reconciliation between the reported and restated 2004-05 results is included in the condensed financial statements for the year ended 30 June 2006. As detailed in Telecom’s 2005 Annual Report, the main areas that impacted Telecom’s accounting policies are:

Financial instruments

All derivative financial instruments are now measured at their fair value and were brought on to the Balance Sheet. Telecom has reviewed its use of derivatives to ensure they match the terms of the debt that they hedge. This should enable all movements in fair value to be recognised in a hedge reserve rather than through the Income Statement. This should minimise the impact on earnings although some potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation was reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value is undertaken to determine if a write down is required. Goodwill relating to the purchase of AAPT, which formed the majority of the Telecom Group’s goodwill balance, was written off at 31 December 2005 following such a review.

Deferred taxation

The “balance sheet” approach to measuring deferred taxation resulted in a change in the deferred tax liability and a revised presentation in the Balance Sheet. The ongoing movement in this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact earnings significantly.

Fair value of share options

Telecom changed the way it measured the fair value of share-based remuneration payments to comply with the recommended method of both the International and US standard setters. This resulted in a small increase in labour costs, as options that were not previously expensed were recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue changed, both to accommodate guidance in IFRS and also to reflect changes in the way Telecom does business. Some miscellaneous revenue items that were previously reported gross are netted against expenses under IFRS and likewise, some that were previously reported net are now reported gross. This does not have a significant impact on earnings on an ongoing basis.

Government grants

Government grants to fund the purchase of an asset are no longer recognised as income. Instead any grants received are netted off against the cost of the assets they were granted to purchase. This leads to a lower fixed asset value and a lower depreciation charge.

Presentational differences

There are certain presentational changes, including reclassification of assets and the Income Statement headings. These changes do not impact the reported net earnings.

Further details

Further details are presented in both the Annual Report for the year ended 30 June 2005 and the condensed financial statements for the year ended 30 June 2006.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

UPC (Unbundled Partial Circuit) – A high-speed IP access service which allows access seekers to bundle and deliver internet-grade services to their markets.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Year ended 30 June				Variation 2006:2005
(in NZ$ millions, except percentages)	2006	%	2005	%	$	%
Operating revenues
Local services	1,081	18.6	1,101	19.0	(20)	(1.8)
Calling
National	905	15.6	980	16.9	(75)	(7.7)
International	442	7.6	415	7.2	27	6.5
Other	46	0.8	48	0.8	(2)	(4.2)

	1,393	24.0	1,443	24.9	(50)	(3.5)
Interconnection	204	3.5	206	3.5	(2)	(1.0)
Mobile	869	14.9	835	14.4	34	4.1
Data	602	10.4	602	10.4	—	—
Broadband and internet	448	7.7	376	6.5	72	19.1
IT services	346	6.0	308	5.3	38	12.3
Other operating revenues
Resale	363	6.2	337	5.8	26	7.7
Directories	248	4.3	230	4.0	18	7.8
Equipment	55	0.9	69	1.2	(14)	(20.3)
Miscellaneous other	146	2.5	136	2.3	10	7.4
Dividend from investments	—	—	7	0.1	(7)	(100.0)

	812	14.0	779	13.4	33	4.2

Total operating revenues	5,755	99.0	5,650	97.3	105	1.9
Abnormal revenue	60	1.0	154	2.7	(94)	(61.0)

Total revenue	5,815	100.0	5,804	100.0	11	0.2

Operating expenses
Labour	796	13.7	738	12.7	58	7.9
Intercarrier costs	1,199	20.6	1,185	20.4	14	1.2
Other operating expenses	1,563	26.9	1,479	25.5	84	5.7

Total operating expenses	3,558	61.2	3,402	58.6	156	4.6
Abnormal expenses	1,335	NM	59	NM	1,276	NM

Total expenses	4,893	84.1	3,461	59.6	1,432	41.4

EBITDA*	922	15.9	2,343	40.4	(1,421)	(60.6)
Depreciation and amortisation	705	12.1	698	12.0	7	1.0

Earnings from operations	217	3.7	1,645	28.3	(1,428)	(86.8)
Net interest expense	(254)	(4.4)	(289)	(5.0)	35	(12.1)

(Loss)/earnings before income tax	(37)	(0.6)	1,356	23.4	(1,393)	(102.7)
Income tax expense	(394)	(6.8)	(386)	(6.7)	(8)	2.1

Net (loss)/earnings after income tax	(431)	(7.4)	970	16.7	(1,401)	(144.4)
Minority interest in profits of subsidiaries	(4)	(0.1)	(3)	(0.1)	(1)	33.3

Net (loss)/earnings	(435)	NM	967	NM	(1,402)	(145.0)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	5,746	5,598	2.6	1,486	1,523	(2.4)
Interest income	22	30	(26.7)	8	9	(11.1)
Dividend income	—	7	(100.0)	—	1	(100.0)
Payments to suppliers and employees	(3,490)	(3,317)	5.2	(716)	(838)	(14.6)
Income tax paid	(177)	(297)	(40.4)	(24)	(101)	(76.2)
Interest paid on debt	(294)	(318)	(7.5)	(118)	(104)	13.5

Net operating cash flows	1,807	1,703	6.1	636	490	29.8
Sale of property, plant and equipment	6	19	(68.4)	2	5	(60.0)
(Purchase)/sale of short-term investments	23	169	(86.4)	98	300	(67.3)
Purchase of subsidiary companies	(8)	(84)	(90.5)	(8)	—	NM
Purchase of long-term investments	(19)	(6)	216.7	(4)	(3)	33.3
Sale of long-term investments	293	23	NM	21	—	NM
Purchase of property, plant and equipment	(737)	(696)	5.9	(199)	(183)	8.7
Capitalised interest paid	(11)	(8)	37.5	(3)	(2)	50.0

Net investing cash flows	(453)	(583)	(22.3)	(93)	117	(179.5)
Proceeds from long-term debt and derivatives	397	389	2.1	(178)	389	(145.8)
Repayment of long-term debt derivatives	(660)	(1,051)	(37.2)	(29)	(759)	(96.2)
Proceeds from/(repayment of) short-term debt	5	260	(98.1)	(162)	22	(836.4)
Capital contributed	11	28	(60.7)	1	2	(50.0)
Capital repurchased	(114)	—	NM	(25)	—	NM
Dividends paid	(1,073)	(749)	43.3	(184)	(189)	(2.6)

Net financing cash flows	(1,434)	(1,123)	27.7	(577)	(535)	7.9
Net cash flow	(80)	(3)	NM	(34)	72	NM

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless, IT Services and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not attempt to present the Wired, Wireless, IT Services and International businesses as stand-alone entities.

	Year ended 30 June 2006
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,941	865	368	265	—	4,439
Internal Revenue	22	—	18	210	(178)	72

	2,963	865	386	475	(178)	4,511
External expenses
Labour	(346)	(44)	(116)	(25)	—	(531)
Intercarrier costs	(105)	(112)	—	(283)	—	(500)
Other operating expenses	(584)	(402)	(219)	(31)	—	(1,236)
Depreciation	(310)	(60)	(8)	(33)	—	(411)
Amortisation	(66)	(14)	—	(35)	—	(115)
Internal expenses	(156)	(1)	(16)	(24)	178	(19)

	(1,567)	(633)	(359)	(431)	178	(2,812)
Earnings from operations	1,396	232	27	44	—	1,699

	Year ended 30 June 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,921	799	328	231	—	4,279
Internal Revenue	19	—	9	196	(163)	61

	2,940	799	337	427	(163)	4,340
External expenses
Labour	(324)	(35)	(120)	(25)	—	(504)
Intercarrier costs	(118)	(107)	—	(243)	—	(468)
Other operating expenses	(584)	(393)	(173)	(31)	—	(1,181)
Depreciation	(301)	(76)	(9)	(30)	—	(416)
Amortisation	(64)	(12)	(1)	(34)	—	(111)
Internal expenses	(146)	(1)	(13)	(24)	163	(21)

	(1,537)	(624)	(316)	(387)	163	(2,701)
Earnings from operations	1,403	175	21	40	—	1,639

	Quarter ended 30 June 2006
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	708	223	100	76	—	1,107
Internal Revenue	6	—	6	51	(45)	18

	714	223	106	127	(45)	1,125
External expenses
Labour	(90)	(11)	(30)	(6)	—	(137)
Intercarrier costs	(21)	(24)	—	(77)	—	(122)
Other operating expenses	(145)	(88)	(61)	(9)	—	(303)
Depreciation	(79)	(15)	(2)	(9)	—	(105)
Amortisation	(17)	(4)	—	(9)	—	(30)
Internal expenses	(38)	—	(5)	(6)	45	(4)

	(390)	(142)	(98)	(116)	45	(701)
Earnings from operations	324	81	8	11	—	424

	Quarter ended 30 June 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	721	211	101	63	—	1,096
Internal revenue	5	—	4	45	(44)	10

	726	211	105	108	(44)	1,106
External expenses
Labour	(84)	(9)	(32)	(6)	—	(131)
Intercarrier costs	(29)	(29)	—	(63)	—	(121)
Other operating expenses	(142)	(105)	(57)	(8)	—	(312)
Depreciation	(76)	(19)	(3)	(7)	—	(105)
Amortisation	(18)	(3)	—	(9)	—	(30)
Internal expenses	(40)	—	(3)	(6)	44	(5)

	(389)	(165)	(95)	(99)	44	(704)
Earnings from operations	337	46	10	9	—	402

Wired

Wired earnings from operations decreased by $7 million (0.5%) for 2006 and by $13 million (3.9%) for Q4 2005-06 compared with the corresponding periods in the prior year.

Wired external revenues increased by $20 million (0.7%) for 2006 and decreased by $13 million (1.8%) for Q4 2005-06 compared with the corresponding periods in the prior year with growth in broadband and internet, directories and data and declining calling and local service revenues. The Q4 decrease also reflected lower interconnection and other revenues.

Total expenses increased by $30 million (2.0%) for 2006 and increased by $1 million (0.3%) for Q4 2005-06 compared with the corresponding periods in the prior year, largely due to increased labour costs of $22 million (6.8%) for 2006 and $6 million (7.1%) for Q4 2005-06.

Wireless

Wireless earnings from operations increased by $57 million (32.6%) for 2006 and $35 million (76.1%) for Q4 2005-06 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $66 million (8.3%) for 2006 and $12 million (5.7%) for Q4 2005-06 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, and higher voice revenues resulting from a higher connection base.

Total expenses increased by $9 million (1.4%) for 2006 and decreased by $23 million (13.9%) for Q4 2005-06 compared with the corresponding periods in the prior year. The full year increase is largely due to the growth in connections over the first three quarters of the 2005-06 year. The Q4 2005-06 decrease is largely due to lower other sales costs due to lower volumes, lower intercarrier costs due to reduced costs paid to interconnection carriers and lower depreciation cost due to the impairment taken on the TDMA network in prior years.

IT Services

IT Services earnings from operations increased by $6 million (28.6%) for 2006 and decreased by $2 million (20.0%) for Q4 2005-06 compared with the corresponding periods in the prior year.

IT Services external revenues increased by $40 million (12.2%) for 2006 and decreased by $1 million (1.0%) for Q4 2005-06 compared with the corresponding periods in the prior year. Included in the external revenue growth is revenue from Computerland (acquired effective from 1 September 2004) of $19 million. Excluding this Computerland revenue, IT Services external revenue grew $21 million (6.4%) for 2006 due to strong growth in the existing business.

Total expenses increased by $43 million (13.6%) for 2006 and $3 million (3.2%) for Q4 2005-06 compared with the corresponding periods in the prior year. Included in the expenses growth is expenses from Computerland of $18 million. Excluding these Computerland expenses, IT Services expenses increased $25 million (7.9%) for 2006 due to growth in the existing business.

International

International earnings from operations increased by $4 million (10.0%) for 2006 and increased by $2 million (22.2%) for Q4 2005-06 compared with the corresponding periods in the prior year.

Total International revenues increased by $48 million (11.2%) for 2006 and by $19 million (17.6%) for Q4 2005-06 compared with the corresponding periods in the prior year. The increased revenue is due to increased transit revenue as a result of strong volume growth.

Total expenses increased by $44 million (11.4%) for 2006 and by $17 million (17.2%) for Q4 2005-06 compared with the corresponding periods in the prior year. The increase is largely due to increased intercarrier costs due to strong growth in international transit volumes (mirroring the increase in revenue noted above).

Australian Consumer Unit results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Calling	200	223	(10.3)	48	52	(7.7)
Mobile	72	105	(31.4)	16	20	(20.0)
Data	4	3	33.3	1	1	—
Broadband and internet	40	19	110.5	14	6	133.3
Resale	298	301	(1.0)	81	75	8.0
Other operating revenue	6	2	200.0	1	1	—

	620	653	(5.1)	161	155	3.9
Operating expenses
Labour	18	12	50.0	5	3	66.7
Intercarrier costs	378	387	(2.3)	104	91	14.3
Other operating expenses	78	93	(16.1)	12	22	(45.5)
Internal expenses	8	6	33.3	3	2	50.0

	482	498	(3.2)	124	118	5.1
Business Unit Contribution	138	155	(11.0)	37	37	—

NM = Not a Meaningful Comparison

Australian Business Unit results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Local service	33	39	(15.4)	8	9	(11.1)
Calling	218	226	(3.5)	53	56	(5.4)
Interconnection	41	42	(2.4)	10	11	(9.1)
Mobile	26	27	(3.7)	6	6	—
Data	160	185	(13.5)	38	44	(13.6)
Broadband and internet	73	73	—	19	17	11.8
Resale	65	36	80.6	27	10	170.0
Other operating revenue	74	79	(6.3)	26	21	23.8
Internal revenue	18	18	—	4	4	—

	708	725	(2.3)	191	178	7.3
Operating expenses
Labour	71	56	26.8	18	15	20.0
Intercarrier costs	324	330	(1.8)	88	80	10.0
Other operating expenses	69	59	16.9	22	15	46.7
Internal expenses	63	52	21.2	15	9	66.7

	527	497	6.0	143	119	20.2
Business Unit Contribution	181	228	(20.6)	48	59	(18.6)

NM = Not a Meaningful Comparison

Telecom Corporation of New Zealand Limited

Results for Announcement to the Market

Reporting Period:	12 months to 30 June 2006
Previous Reporting period:	12 months to 30 June 2005

	Year ended 30 June 2006 NZ$000		Movement
Revenue from ordinary activities	5,755,000		Up 1.9%
Profit from ordinary activities after tax attributable to members	(435,000)		Down 145.0%
Net profit attributable to members	(435,000)		Down 145.0%

	Amount per security		Imputed amount per security
Quarter 1 Interim dividend	9.5	cps	4.6791	cps
Quarter 2 Interim dividend	9.5	cps	4.6791	cps
Quarter 2 Special dividend	5.0	cps	2.4626	cps
Quarter 3 Interim Dividend	9.5	cps	4.6791	cps
Quarter 4 Final Dividend	7.0	cps	3.4478	cps
Quarter 4 Special Dividend	5.0	cps	2.4627	cps

Record date	25 August 2006
Dividend payment date	8 September 2006

1

Telecom Corporation of New Zealand Limited

Supplementary Appendix 1 Information

The information below supplements the information disclosed in the attached condensed financial statements and management commentary.

Dividends

Amount per security:

	Amount per security		Date Paid/Payable
Quarter 1 Interim dividend	9.5	cps	9 December 2005
Quarter 2 Interim dividend	9.5	cps	10 March 2006
Quarter 2 Special dividend	5.0	cps	10 March 2006
Quarter 3 Interim dividend	9.5	cps	9 June 2006
Quarter 4 Final dividend	7.0	cps	8 September 2006
Quarter 4 Special dividend	5.0	cps	8 September 2006
Total dividends	45.5	cps

Dividend reinvestment plan

Telecom operates a Dividend Reinvestment Plan whereby shareholders can elect to receive dividend in the form of additional shares in lieu of a cash dividend.

The last date for receipt of election notices for participation in the dividend plan is: 25 August 2006.

Net tangible assets per security

	June 2006		June 2005
Net tangible assets per security	NZ$	0.12	NZ$	0.43

Control of entities gained or lost during period

The following entities were acquired during the period:

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition, which has been included in abnormal income for the year ended 30 June 2006.

2

Associates and Joint Venture entities

	Percentage of ownership interest held at end of period		Contributions to net profit NZ$’000
Equity accounted associates and joint venture entities	June 2006	June 2005	June 2006	June 2005
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
Community Telco Australia Pty Limited	50%	—	—	—

Basis of report

This report is based on financial statements that are in the process of being audited.

3

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 498 9431	Date	03/08/06

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether:	Interim	☐	Full Year	☑	Special	☐

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g 1 for 2	☐	for

Conversion, Maturity, Call Payable or Exercise Date			Treatment of Fractions
	Enter N/A if not applicable	Tick if pari passu	☐ OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents
Amount per security	7.0 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.012353
Total monies	$137,265,376		Date Payable	8 September, 2006

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.034478

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	25/8/06 AUST & NZ; 24/8/06 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	8/9/06 AUST & NZ; 15/9/06 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 498 9431	Date	03/08/06

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether:	Interim	☐	Full Year	☐	Special	☑

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g 1 for 2	☐	for

Conversion, Maturity, Call Payable or Exercise Date			Treatment of Fractions
	Enter N/A if not applicable	Tick if pari passu	☐ OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents
Amount per security	5.0 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.008824
Total monies	$98,046,697		Date Payable	8 September, 2006

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.024627

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	25/8/06 AUST & NZ; 24/8/06 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	8/9/06 AUST & NZ; 15/9/06 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

MEDIA RELEASE

27 June 2006

Telecom to separate wholesale and retail operations

Telecom is to move voluntarily to create a separate, independent wholesale operation, incoming Chairman Wayne Boyd and Chief Executive Theresa Gattung said today.

The move will centre on transparent, non-discriminatory arrangements for regulated services for both wholesale and retail customers.

“The country expects world-class broadband services and our decision to reorganise our business is one more step towards ensuring healthy competition exists to provide that,” Mr Boyd said.

“We have looked at a number of arrangements in place or under consideration around the world, including BT in Britain and Telstra in Australia. We now intend to initiate the best form of separation to suit New Zealand’s conditions.

“The planned separation structurally reinforces the wholesale charter which we’ve been working through with wholesale customers for the past few months. It is another step to deliver customers the benefits of the new regulatory environment as soon as possible.

“On that path we’ve also suggested industry user groups to work on the specifications and implementation plans of the new services.

“When this is set up, all players will be dealing with an independent wholesale unit which will operate according to a number of firm working principles.”

These will include:

•	Equivalent service delivery processes and service levels for our wholesale customers

•	Transparent external reporting of information so all customers can see the facts

•	Oversight by an independent monitoring group which will include industry and stakeholder representatives

“The provision of regulated services will be fair and transparent and it will be independently monitored to make sure it’s as good as we say it is,” Mr Boyd said.

“We anticipate that with the creation of the independent wholesale unit, Telecom will work on a series of binding undertakings around the services that will be provided.

“The Chief Executive and the management team have the full support of the Board in implementing this new strategy,” Mr Boyd said.

Ms Gattung said Telecom was responding to the needs of its customers in the new environment.

“It’s just a couple of months since the environment was announced and since then we’ve been working on a lot of fronts to meet the new expectations.

“Today we are talking about wholesale but across Telecom there is massive work going on to introduce our new business model. It will be centred on simple, compelling services for customers as we move to the world of next generation services.

“We are working on smoothly converged services across fixed and Mobile, and a suite of Internet Protocol services that will enable the delivery of more content and services and features such as IP-based voice services.

“We will be keeping our wholesale and retail customers closely informed and involved as we work on the new approach,” Ms Gattung said.

She said Telecom would give a further update on the review of the company’s strategy, along with guidance on the operating outlook for 2006-07 and capital management, together with the full-year result on 4 August.

ENDS

For inquiries please contact:

Sean Martin, 027 281 4975

John Goulter, 027 232 4303

MEDIA RELEASE

4 August 2006

Telecom full-year result

Telecom today reported a net loss after tax of $435 million for the year to 30 June 2006, compared with net earnings of $967 million for the same period in 2005. For the June 2006 quarter, Telecom reported a $191 million loss compared with net earnings of $281 million for the same period in 2005.

Excluding the impact of abnormal items, adjusted net earnings for the 2006 year were $820 million compared with $857 million for the 2005 June year. Adjusted net earnings for the June quarter were $203 million compared with $214 million for the corresponding period last year.

The reported net loss reflected a $1,291 million (after tax) write-down in the carrying value of the Group’s Australian operations. A write-down of $897 million was recorded at 31 December 2005 and a further $404 million ($394 million after tax) was recognised at 30 June 2006.

The carrying value of the Australian operations has been written down to A$270 million. This reflects the challenging operating conditions in the Australian market with retail prices declining and wholesale prices rising.

Telecom Chief Executive Theresa Gattung said the Group’s New Zealand operations had performed solidly in the June 2006 quarter, with earnings before interest, tax, depreciation and amortisation (EBITDA) increasing 4.1%, and 2.7% for the year.

“Mobile, broadband, directories and IT services all performed strongly while it was pleasing to see stability in access lines and local service revenue and a moderation in expense growth,” Ms Gattung said.

“In broadband we’re seeing strong customer growth following the launch of new, faster plans in April. For the quarter we had net connections of 51,000 including 39,000 from retail and 12,000 from wholesale.

“We now have 435,000 DSL connections – wholesale and retail – which is approximately 25% of all access lines.

“Mobile had another good quarter with double digit voice and data revenue growth (10.4% on PCP) and this was largely driven by data revenue growth.

1

“Freedom, our converged fixed-mobile offering, is proving popular with customers with more than 50,000 signing up since its launch in April and it is complementing our $10 text offer – which has been confirmed for all of 2007.

“Bundled offerings such as Freedom and the Anytime access and calling plans are increasingly popular because they give customers good value.”

Ms Gattung said the strong performance in New Zealand contrasted with an EBITDA decline in Australia.

“We are responding to the challenges in the Australian operations with significant investment in sales, customer services and IT capabilities to improve customer growth and retention.”

Overview of Group results

	12 months (NZ$m)			Quarter ended 30 June 2006
	30 June 06	30 June 05	Change %	30 June 06	30 June 05	Change %
Revenue (excluding abnormals)	5,755	5,650	1.9	1,454	1,431	1.6
Expenses (excluding abnormals)	(3,558)	(3,402)	4.6	(910)	(870)	4.6
Abnormal items	(1,275)	95	NM	(404)	58	NM
Reported EBITDA*	922	2,343	(60.6)	140	619	(77.4)
Adjusted EBITDA*	2,197	2,248	(2.3)	544	561	(3.0)
Reported EBIT	217	1,645	(86.8)	(42)	437	(109.6)
Adjusted EBIT	1,492	1,550	(3.7)	362	379	(4.5)
Reported Net (loss)/earnings	(435)	967	(145.0)	(191)	281	(168.0)
Adjusted net earnings	820	857	(4.3)	203	214	(5.1)
Adjusted EPS (cps)	41.8	44.0	(5.0)	10.4	11.0	(5.5)

*	Earnings before interest, taxation, depreciation and amortisation

Note: All comparisons in the above tables and commentary below relate to the 12 months to 30 June 2006 and the June 2006 quarter, compared with the same periods in 2005. All figures are expressed in New Zealand dollars unless otherwise stated.

2

The prior comparative results have been restated to comply with International Financial Reporting Standards (IFRS), which Telecom adopted from 1 July 2005.

Abnormal items for the 12 month period are described at the end of this release.

New Zealand

Operating revenue was $4,511 million, an increase of 3.9% for the 12 month period and for the June quarter the increase was 1.7% to $1,125 million. Operating revenue was boosted by growth in mobile, data, broadband and internet, directories which were partially offset by declines in local service, calling, and interconnection. EBITDA for the 12 months increased 2.7% to $2,225 million and 4.1% to $559 million for the June quarter.

Local Service

Total local service revenue was $1,049 million, a decline of 1.3% which reflected businesses migrating from dial-up to broadband services. Total residential access lines were stable on 1,414,000.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $976 million for the 12 month period, a decrease of 1.8%

•	National calling revenue was $586 million compared to $623 million for the same period in 2005, continuing a trend that has been evident for some time

•	International calling revenue was $343 million, an increase of 6.2%

International calling revenue was boosted by the impact of transit revenues, now presented as a gross figure as a result of the adoption of IRRS as of 1 July 2005. Excluding transit revenues, the decrease in calling revenue is a continuation of both the product substitution and increased competition impacting on Telecom’s traditional national and international calling revenue.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, was stable on $162 million.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks including 3rd generation mobile (T3G) services.

•	Total mobile revenues increased 9.6% to $774 million for the 12 month period and by 9.2% to $201 million for the June quarter

•	Voice revenue increased 2.9% for the year while data revenue was up 54.1% to $171 million over the same period

3

•	Total connections at year-end were 1,703,000 taking into account the one-off adjustment to remove TDMA connections no longer active

•	CDMA net connections 64,000 for the quarter, more than offset by TDMA net connection adjustment

•	Total ARPU (average revenue per user-monthly) including interconnection was $45.80

•	Mobile data revenue grew 54.1% for the year and 37.1% for the June quarter

Data revenue increased 5.8% to $438 million for the year. Data revenue growth was boosted by increased managed IP data services.

Broadband and Internet

•	Total revenue increased by 17.9% to $336 million for the year reflecting strong growth in broadband customers.

•	Total broadband residential customers were 279,000, an increase of 58.5% for the year while business connections rose 19.1% to 56,000.

•	Wholesale connections reached 100,000, an increase of 186%

•	In the June 2006 quarter retail residential connections increased 35,000, while business connections increased 4,000 and wholesale connections increased 12,000

•	Telecom no longer distinguishes between residential and business connections for its wholesale customers and as a result wholesale connections are reported on a total basis.

IT Services (solutions)

•	IT services revenue was $346 million, an increase of 12.3%.

•	Revenue growth in IT services was boosted by the inclusion of Computerland revenue of $19 million. Excluding the Computerland revenue, underlying IT services revenue grew by 6.2%.

Directories revenue of $248 million increased by $19 million for the year and $4 million for Q4, mostly driven by volume growth in print directories and increased online activity.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$1,192 million, a decrease of 6.2% EBITDA for the 12 months was A$75 million, a decrease of 50.7% compared with the previous corresponding period, and A$17 million for the June quarter, a decline of A$24 million.

The Australian operations were impacted by a significant increase in wholesale prices from Telstra and continued downward pressure on retail prices.

4

AAPT is continuing to invest in systems and technologies to shorten product cycle times, simplify provisioning and improve customer service.

Australian consumer comprises AAPT’s residential and small business fixed line, mobile and Internet operations

Total revenue was A$556 million, a decrease of 7.8%

•	Operating expenses declined 5.9% to A$433 million

•	Business Unit Contribution (revenue less directly attributable costs) was A$123 million, compared with A$143 million for the same corresponding period in 2005

The revenue decline reflects a decrease in mobile revenue due to the move away from selling mobile as a stand alone service, and price declines driven by capped offers.

Broadband and internet revenue increased A$19 million in the 12 months ended 30 June 2006 and A$5 million in Q4 compared to the previous corresponding periods. This reflects growth in broadband customers which was partly offset by price decreases driven by competitive activity in the sector.

Broadband customers increased from 27,000 customers a year ago to 102,000 at 30 June 2006 while dial-up customers have remained steady on 90,000.

The active fixed line customer base at 30 June 2006 was 444,000, an increase of 1.4% compared to the prior year. The number of full service customers has grown 6% to 408,000 while bundled customers increased by 75.7% to 226,000.

Australian business comprises AAPT’s operations in the business, corporate, government and wholesale markets, and Gen-i Australia.

•	Total revenue was A$638 million, a decrease of 4.6% for the year

•	Operating expenses increased 4.1% to A$477 million

•	Business unit contribution (revenue less directly attributable costs) was A$161 million, a decrease of 23.7%

Business customers at 30 June 2006 have grown to 20,000 an increase of 116% compared with the previous year. Growth was primarily in the mass area as a result of recent marketing, with the managed customers numbers remaining stable compared to the previous year.

The year on year revenue decline reflects price pressures across most product lines (voice, data and internet) and the deferral of large enterprise projects offset in part by growth in small enterprise customers.

Capital Expenditure increased by 6.8% to $751 million for the year. Telecom is expecting to invest $800 million for the 2006/2007 year.

5

Dividend

Telecom will pay a fully imputed ordinary dividend of 7.0 cents per share for the fourth quarter ended 30 June 2006 on 8 September in New Zealand and Australia, and on 15 September 2006 in the United States. The books closing dates are 25 August 2006 on the New Zealand and Australian Stock Exchanges and 24 August 2006 on the New York Exchange.

In line with commitments made last year, Telecom is to pay a fully imputed special dividend of 5c per share, bringing total special dividends in the year ending 30 June 2006 to 10cps.

For further information, please contact:

John Goulter, 04 498 9369, 027 232 4303

or

Phil Love 04 498 9155, 027 244 8496

The reconciliation of reported and adjusted earnings is set out below, together with an explanation of the current year abnormal items being adjusted for.

Quarter recognised	12 months to 30 June 2006 $M	12 months to 30 June 2005 $M
Reported net (loss)/ earnings after tax	(435)	967
Less:
Q2 06 Gain on acquisition of Southern Cross Cables Limited	(60)
Q1 05 Gain on sale of retail stores		(10)
Q2 and Q3 05 Gain on buyback of convertible notes		(9)
Q3 05 Recognition of Southern Cross support fees *		(37)
Q3 05 Gain on sale of Intelsat		(8)
Q4 05 Gain on sale of INL		(86)
Add in:
Q2 06 Write-down of Australian operations	897
Q4 06 Write-down of Australian operations*	394
Q2 06 Intercarrier and Regulatory costs *	15
Q3 05 Intercarrier & Regulatory costs *		21
Q2 06 Provision for contractual settlements*	9
Q4 05 Write-down of TDMA network *		16
Q4 05 Provision for restructuring *		3
Adjusted net earnings	820	857

*	Figures are net of tax. Other abnormal items are not subject to tax

6

Australian Operations Carrying Value

An impairment charge of $404 million ($394 million net of tax) was recognised in Q4 06. This followed an impairment charge of $897m in Q2 06. Following these write-downs the Carrying Value of the Australian Operations is now A$270m. These write-downs reflected a number of negative trends impacting the short and longer term earnings outlook for Australia including:

•	Telstra’s current stance on wholesale

•	Downward pressure on retail pricing

•	Deferral of major project expenditure by key corporate customers

Gain on acquisition of Southern Cross Cables Limited

Relates to 100% acquisition of a shareholding in SCCL for $10m, the acquisition resulted in a deferred tax asset of $70m being included in Telecom’s Balance Sheet, because SCCL has no other assets or liabilities $60m of negative goodwill arose on acquisition.

Inter-carrier & Regulatory costs

$17.5m relating to settlement of commercial issues (interconnect, wholesale) with Telstra-Clear.

$5m one-off adjustment to the accrued TSO receivable reflecting the recent Commerce Commission determination.

Provision for contractual settlements

$5m relates to estimated liability that would have arisen from an unsuccessful outcome re historic issues under the Fair Trading & Door to Door Sales Acts. $4m relates to terminating an agreement with Hutchison Whampoa for mobile related services and entering into a new services agreement.

7

MEDIA RELEASE

4 August 2006

Telecom updates its strategic priorities

Telecom announced today that it will increase its capital expenditure to $NZ800 million for 2007.

Telecom Chairman Wayne Boyd said the extra investment of $50 million would accelerate Telecom’s transformation as we realign the company to meet fast-changing customer and market needs.

On shareholder distributions Mr Boyd said the payout ratio would be targeted at 75% of net profit after tax (post the depreciation adjustment associated with the AAPT write-down) or 85% of NPAT adjusted for relevant non-cash items taking out the effect of the AAPT write-down.

Accordingly, interim dividends will be set at 7c per share for Q1, Q2 and Q3 in 2006/2007.

Telecom will reintroduce a 3% issuance discount for shareholders who choose to reinvest their dividends in the company. The discount will take effect from Q4 2006 while the quarterly share buyback (relating to the dividend reinvestment plan) will be suspended from that date.

In line with commitments made last year, Telecom is to pay a fully imputed special dividend of 5c per share, bringing total special dividends in the year ending 30 June 2006 to 10cps.

Mr Boyd said Telecom remained committed to its “A” credit rating and associated long run gearing target of 1.7x debt/EBITDA.

“This is consistent with an efficient capital structure that minimises group weight average cost of capital (WACC) and retains sufficient financial flexibility to absorb variability in earnings, capital expenditure and market-wide rating shocks while still allowing access to capital markets.”

Telecom Chief Executive Theresa Gattung said Telecom was transforming itself to ensure it was well placed to serve its customers best in the new regulatory environment.

“With technology developing so fast we are determined to be in position to offer truly converged, compelling offers to our customers,” she said.

“We are also moving fast to take a responsible, forward-looking position in relation to the new regulatory environment.

“As we signalled last month, we have proposed industry working parties around unbundled bitstream (UBS), local loop unbundling (LLU) and naked DSL.

“We have separated our retail and wholesale business and made a commitment to sharing technical information, performance statistics and investment plans with the industry.”

Ms Gattung said that Telecom also proposed that the wholesale operation would be monitored by an Independent Oversight Group (IOG). It would be underpinned by a range of legally binding undertakings including:

•	Commitment to non-discrimination and associated commitment to equivalence of inputs on regulated broadband access products, acknowledging that details of pricing complexity have to be worked through

•	Independent Oversight Group to monitor and report against undertakings

•	Audited review of performance against undertakings

•	Separate incentives for the Wholesale business that support delivery of undertakings

•	High degree of transparency

Ms Gattung said that in the consumer business Telecom is focussing on driving broadband penetration, developing our fixed to mobile convergence capability and simplifying the product mix while improving customer service.

“In business, we are bringing together the New Zealand business market with our Australian managed customers into a single business entity.

“This will help us compete strongly for customers through a comprehensive trans-Tasman service offering.

“There are some big challenges to navigate, that’s clear,” Ms Gattung said. “But we’ve laid out a strategy to deliver for customers in the new environment.”

ENDS

For further information please contact:

John Goulter

04 498 9369, 027 232 4303

or

Phil Love 04 498 9155, 027 244 8496